Exhibit 2.1
EXECUTION VERSION
AGREEMENT AND PLAN OF MERGER
among
ALLEGHENY TECHNOLOGIES INCORPORATED,
LPAD CO.,
PADL LLC
and
LADISH CO., INC.
Dated as of November 16, 2010

i

ii

AGREEMENT AND PLAN OF MERGER
          This AGREEMENT AND PLAN OF MERGER, dated as of November 16, 2010 (this “Agreement”), is among ALLEGHENY TECHNOLOGIES INCORPORATED, a Delaware corporation (“Parent”), LPAD CO., a Wisconsin corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub”), PADL LLC, a Wisconsin limited liability company and a direct wholly owned Subsidiary of Parent (“Merger Sub 2”), and LADISH CO., INC., a Wisconsin corporation (the “Company”). Certain terms used in this Agreement are defined in Section 8.11.
          WHEREAS, the respective Boards of Directors of the Company and Merger Sub have approved and declared advisable, and the Board of Directors of Parent has approved, this Agreement and the merger of Merger Sub with and into the Company (the “Merger”), on the terms and subject to the conditions provided for in this Agreement;
          WHEREAS, Parent and the Company have determined that, immediately after the effectiveness of the Merger, the Company shall be merged with and into Merger Sub 2 (the “Second Merger”); and
          WHEREAS, for United States federal income tax purposes, the parties hereto intend that the Merger and Second Merger (collectively, the “Integrated Merger”) shall constitute an integrated plan of reorganization described in Rev. Rul. 2001-46, 2001-2 C.B. 321, and together are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” within the meaning of Section 368 of the Code.
          NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub, Merger Sub 2 and the Company hereby agree as follows:
ARTICLE I
THE MERGERS
          Section 1.1 The Mergers.
     (a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Wisconsin Business Corporation Law (the “WBCL”), at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation of the Merger (the “Surviving Corporation”).

     (b) As soon as practicable after the Effective Time of the Merger, and as part of a single integrated transaction and plan of reorganization, the Surviving Corporation shall be merged with and into Merger Sub 2, and the separate corporate existence of the Surviving Corporation shall thereupon cease, and Merger Sub 2 shall be the surviving entity of the Second Merger (the “Surviving LLC ”.)
          Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (Eastern time) on a date to be specified by the parties (the “Closing Date”), which date shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), at the offices of K&L Gates LLP, K&L Gates Center, 210 Sixth Avenue, Pittsburgh, Pennsylvania 15222, unless another time, date or place is agreed to in writing by the parties hereto.
          Section 1.3 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date the parties shall cause the Merger to be consummated by filing with the Department of Financial Institutions of the State of Wisconsin articles of merger, executed in accordance with the relevant provisions of the WBCL (the “First Articles of Merger” ). The Merger shall become effective at such time as is specified in the First Articles of Merger or at such later date or time as is permitted by the WBCL and agreed to by the parties hereto and specified in the First Articles of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”). Parent shall cause the Second Merger to be consummated on the same Business Day as the filing of the First Articles of Merger, by filing with the Department of Financial Institutions of the State of Wisconsin articles of merger, executed in accordance with the relevant provisions of the WBCL and Chapter 183 of the Wisconsin Limited Liability Company Law (the “Second Articles of Merger ”). There shall be no condition to the completion of the Second Merger other than the completion of the Merger. The Second Merger shall become effective immediately following the Effective Time.
     Section 1.4 Effects of the Mergers.
     (a) The Merger shall have the effects set forth in the WBCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.
     (b) The Second Merger shall have the effects set forth in the WBCL and Chapter 183 of the Wisconsin Limited Liability Company Law. Without limiting the generality of the foregoing, and subject thereto, at the effective time of the Second Merger, all the properties, rights, privileges, powers and franchises of the Surviving Corporation and Merger Sub 2 shall vest in the Surviving LLC, and all debts, liabilities and duties of the Surviving Corporation and Merger Sub 2 shall become the debts, liabilities and duties of the Surviving LLC.
          Section 1.5 Governing Instruments of the Surviving Corporation and Surviving LLC.
     (a) At the Effective Time and by virtue of the Merger, the articles of incorporation of the Company shall be the articles of incorporation of the Surviving Corporation in effect immediately before the Effective Time until thereafter amended as provided therein or by applicable Law.
     (b) At the Effective Time, the by-laws of the Company, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.
     (c) At the effective time of the Second Merger, the articles of organization of Merger Sub 2 shall be the articles of organization of the Surviving LLC, except that the articles of organization of the Surviving LLC shall be amended to reflect that the name of the Surviving LLC shall be “Ladish Co.,” or such other name as Parent shall determine, and, as so amended, such articles of organization shall be the articles of organization of the Surviving LLC until thereafter amended as provided therein or by applicable Law.
     (d) At the effective time of the Second Merger, the Limited Liability Company Operating Agreement of Merger Sub 2 shall thereafter be the Limited Liability Company Operating Agreement of the Surviving LLC, except that the Limited Liability Company Operating Agreement of the Surviving LLC shall be amended to reflect that the name of the Surviving LLC shall be “Ladish Co.,” or such other name as Parent shall determine, and, as so amended, such Limited Liability Company Operating Agreement shall be the Limited Liability Company Operating Agreement of the Surviving LLC until thereafter amended as provided therein or by applicable Law.
          Section 1.6 Directors and Officers of the Surviving Corporation.
     (a) Each of the parties hereto shall take all necessary action to cause the directors of Merger Sub immediately prior to the Effective Time to be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the articles of incorporation and by-laws of the Surviving Corporation. At the effective time of the Second Merger, the directors of the Surviving Corporation shall become the managers of the Surviving LLC until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the Limited Liability Company Operating Agreement of the Surviving LLC.

     (b) Prior to the Effective Time, Parent shall inform the Company in writing of the individuals who shall be the officers of the Surviving Corporation from and after the Effective Time and the offices which each such officer shall hold. Such officers shall hold such offices until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the articles of incorporation and by-laws of the Surviving Corporation. At the effective time of the Second Merger, the officers of the Surviving Corporation shall become the officers of the Surviving LLC and shall hold such offices until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the Limited Liability Company Operating Agreement of the Surviving LLC.
ARTICLE II
EFFECTS OF THE MERGERS ON THE CAPITAL STOCK OF THE
CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES; COMPANY STOCK OPTIONS
          Section 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) or any shares of capital stock of Merger Sub:
     (a) Capital Stock of Merger Sub. Each issued and outstanding share of common stock, par value $0.01 per share, of Merger Sub shall be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only issued and outstanding capital stock of the Surviving Corporation.
     (b) Cancellation of Treasury Stock and Merger Sub Owned Stock. Any shares of Company Common Stock that are owned by the Company as treasury stock, and any shares of Company Common Stock owned by Parent or Merger Sub, shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.
     (c) Conversion of Company Common Stock. Each issued and outstanding share of Company Common Stock (other than shares to be canceled in accordance with Section 2.1(b)) shall be converted into the right to receive (i) 0.4556 of a share of Parent Common Stock (the “Exchange Ratio”) and (ii) $24.00 in cash, without interest. The number of shares of Parent Common Stock issued, together with the amount of cash to be paid, pursuant to this Section 2.1(c) is referred to herein as the “Merger Consideration”. As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (or evidence of shares in book-entry form) which immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration (and any dividends in accordance with Section 2.2(c) and any cash in lieu of fractional shares of Parent Common Stock in accordance with Section 2.2(e)).
     (d) At the effective time of the Second Merger, by virtue of the Second Merger and without any action on the part of the Surviving Corporation or Merger Sub 2:
     (i) each issued and outstanding share of common stock, par value $0.01 per share, of the Surviving Corporation shall be automatically cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor;
     (ii) each share of capital stock of the Surviving Corporation that is held as a treasury share by the Surviving Corporation immediately prior to the effective time of the Second Merger shall be automatically cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor; and
     (iii) the membership interests of Merger Sub 2 immediately prior to the effective time of the Second Merger shall continue unchanged as a result of the Second Merger as the membership interests of the Surviving LLC from and after the effective time of the Second Merger.
          Section 2.2 Exchange of Certificates.
     (a) Exchange Agent. On or promptly following the Closing Date, Parent shall deposit with such bank or trust company as may be designated by Parent (the “Exchange Agent”), for exchange in accordance with this Article II, through the Exchange Agent, certificates representing the shares of Parent Common Stock and cash constituting the Merger Consideration (such shares of Parent Common Stock, together with any dividends or distributions with respect thereto with a record date after the Effective Time, any cash payments in lieu of any fractional shares of Parent Common Stock, and cash being hereinafter referred to as the “Exchange Fund”) payable and issuable pursuant to Section 2.1 in exchange for outstanding shares of Company Common Stock.
     (b) Exchange Procedures. Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate whose shares of Company Common Stock were converted pursuant to Section 2.1(c) into the right to receive the Merger Consideration, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and which shall be in such form and shall have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions (and such other customary documents as may reasonably be required by the Exchange Agent), the holder of such Certificate shall be entitled to receive in exchange therefore a certificate or certificates representing the number of full shares of Parent Common Stock and the amount of cash into which the aggregate number of shares of Company Common Stock previously represented by such Certificate or Certificates surrendered shall have been converted pursuant to this Article II. The Exchange Agent shall accept such Certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If any certificate for such Parent Common Stock is to be issued in, or if cash is to be remitted to, a name other than that in which the Certificate surrendered for exchange is registered, it shall be condition of such exchange that the Certificate so surrendered shall be properly endorsed, with signature guaranteed, or otherwise in proper form for transfer and that the person requesting such exchange shall pay to Parent or its transfer agent any transfer or other taxes required by reason of the issuance of Certificates for such Parent Common Stock in a name other than that of the registered holder of the Certificate surrendered, or establish to the reasonable satisfaction of Parent or its transfer agent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration as contemplated by Section 2.1. No interest will be paid or will accrue on cash payable to a holder of a Certificate pursuant to this Agreement.
     (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(e) until the holder of record of such Certificate surrenders such Certificate. Following surrender of such Certificate, in addition to the Merger Consideration payable and issuable pursuant to Section 2.1 in exchange for outstanding shares of Company Common Stock, there shall be paid to the record holder of the certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.
     (d) Transfer Books; No Further Ownership Rights in Company Stock. The Merger Consideration issued upon the surrender for exchange of Certificates in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates, and at the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates that evidenced ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable law. Subject to the last sentence of Section 2.2(g), if, at any time after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.
     (e) No Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of Parent. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of share of Parent Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount, less the amount of any withholding taxes which may be required thereon, equal to such fractional part of a share of Parent Common Stock multiplied by the arithmetic average of the average daily high and low sales prices per share of Parent Common Stock as reported on the New York Stock Exchange (the “NYSE”) during the ten trading days immediately preceding the date on which the Effective Time occurs.
     (f) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration pursuant to this Agreement.
     (g) Termination of Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates for one hundred eighty (180) days after the Effective Time shall be delivered to Parent, upon demand, and any holders of Certificates who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of their claim for the Merger Consideration, in accordance with this Article II. If any Certificate shall not have been surrendered immediately prior to such date on which any Merger Consideration would otherwise escheat to or become property of any Governmental Authority, any such Merger Consideration shall become, to the extent permitted by applicable Law, the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.
     (h) No Liability. Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
     (i) Investment of Exchange Fund. The Exchange Agent shall invest the cash included in the Exchange Fund as directed by Parent. Any interest and other income resulting from such investments shall be the property of, and shall be paid to, Parent.
     (j) Withholding Taxes. Parent and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to a holder of shares of Company Common Stock pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law. To the extent amounts are so withheld and paid over to the appropriate taxing authority, Parent and the Exchange Agent shall be treated as though they withheld from the type of consideration from which withholding is required, an appropriate amount otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock in order to provide for such withholding obligation and such withheld amounts shall be treated for the purposes of this Agreement as having been paid to the former holder of the shares of Company Common Stock.
          Section 2.3 Company Stock Options. At the Effective Time, all then outstanding options to purchase Company Common Stock under the Company’s Long Term Incentive Plan, as amended (the “Company Option Plan”), will be assumed by Parent in accordance with Section 5.10.
          Section 2.4 Adjustments. Notwithstanding any provision of this Article II to the contrary (but without in any way limiting the covenants in Section 5.2(a)), if between the date of this Agreement and the Effective Time the outstanding shares of Company Common Stock or the outstanding shares of Parent Common Stock shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, the Merger Consideration shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     The Company represents to Parent, Merger Sub and Merger Sub 2 that except as set forth in the disclosure schedule (with specific reference to the Section or subsection of this Agreement to which the information stated in such disclosure relates) delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”) (which Company Disclosure Schedule sets forth, among other things, items the disclosure of which are necessary or appropriate in response to an express disclosure requirement contained in this Article III, as an exception to one or more representations or warranties contained in this Article III or in response to one or more of the Company’s covenants contained in this Agreement; provided however, that notwithstanding anything to the contrary in this Agreement, (x) any matter disclosed in any section of the Company Disclosure Schedule will be deemed to be disclosed in any other section of the Company Disclosure Schedule to the extent it is reasonably apparent on its face that such disclosure is applicable to such other section and (y) the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or a material fact, event or circumstance or that such item has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect) and except as set forth in any Filed Company SEC Document filed or furnished between January 1, 2010 and the date of this Agreement (excluding any disclosures set forth in any such Filed Company SEC Document under the heading “Risk Factors” or with regard to the safe harbor for forward-looking statements or any similar section or disclosure and any disclosures therein that are predictive, cautionary or forward-looking in nature):
          Section 3.1 Organization, Standing and Power.
     (a) Each of the Company and its Subsidiaries is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing (to the extent such concept is legally recognized) under the Laws of the jurisdiction in which it is incorporated or otherwise organized and has all requisite corporate or other power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted and as currently proposed by its management to be conducted. Each of the Company and its Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect (as defined below) on the Company (a “Company Material Adverse Effect”). For purposes of this Agreement, “Material Adverse Effect” means, with respect to any party, any material adverse effect on, or change, event, occurrence or state of facts materially adverse to, (i) the business, properties, assets, liabilities (contingent or otherwise), results of operations or financial condition of such party and its Subsidiaries taken as a whole, other than any effect, change, event, occurrence or state of facts (x) relating to the economy in general, (y) relating to the industry or industries in which a party and its Subsidiaries operate specifically or (z) resulting from actions taken pursuant to Section 5.4, and, in each case under clauses (x) and (y), not specifically relating to (or disproportionately affecting) such party, or (ii) such party’s ability to, in a timely manner, perform its obligations under this Agreement or consummate the Merger.
     (b) Section 3.1(b) of the Company Disclosure Schedule lists each Subsidiary of the Company, together with the jurisdiction of organization of each such Subsidiary. All the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company have been duly authorized and validly issued and are fully paid and nonassessable. All such outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company are owned directly or indirectly by the Company free and clear of all liens, pledges, charges, mortgages, encumbrances, adverse rights or claims and security interests of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same, except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), and the “blue sky” laws of the various States of the United States) (collectively, “Liens”). Neither the Company (except with regard to its Subsidiaries) nor any of its Subsidiaries owns, directly or indirectly, any capital stock, voting securities or equity interests in any Person.
     (c) The Company has made available to Parent correct and complete copies of its articles of incorporation and by-laws (the “Company Charter Documents”) and correct and complete copies of the certificates or articles of incorporation and by-laws (or comparable organizational documents) of each of its Subsidiaries (the “Subsidiary Documents”), in each case as amended to the date of this Agreement. All such Company Charter Documents and Subsidiary Documents are in full force and effect and neither the Company nor any of its Subsidiaries is in violation of any of their respective provisions.
Section 3.2 Capitalization.
     (a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock. At the close of business on November 12, 2010, (i) 15,704,552 shares of Company Common Stock were issued and outstanding, (ii) 203,000 shares of Company Common Stock were held by the Company in its treasury, (iii) 3,000 shares of Company Common Stock were reserved for issuance under the Company Option Plan, all of which were subject to outstanding Options granted under the Company Option Plan, (iv) 500,000 shares of Company Common Stock were reserved for issuance under the Company’s 2010 Restricted Stock Unit Plan (the “Company Stock Unit Plan”), all of which were subject to outstanding units under the Company Stock Unit Plan, and (v) 15,907,552 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding rights (the “Rights”) to purchase shares of Company Common Stock issued pursuant to the Rights Agreement, dated as of October 9, 2009 (the “Company Rights Agreement”), between the Company and American Stock Transfer & Trust Company, LLC, as rights agent. All outstanding shares of Company Common Stock are and all shares of Company Common Stock subject to issuance as specified above, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable, and free of preemptive rights. Included in Section 3.2(a) of the Company Disclosure Schedule is a correct and complete list, as of November 12, 2010, of all outstanding options or other rights to purchase or receive shares of Company Common Stock granted under the Company Option Plan, the Company Stock Unit Plan or otherwise, and, for each such option or other right, the number of shares of Company Common Stock subject thereto, the terms of vesting, the grant and expiration dates and exercise price thereof and the name of the holder thereof. Since December 31, 2009, the Company has not issued any shares of its capital stock, voting securities or equity interests, or any securities convertible into or exchangeable or exercisable for any shares of its capital stock, voting securities or equity interests, other than pursuant to the outstanding Options and outstanding units under the Company Stock Unit Plan referred to above in this Section 3.2(a). Except (A) as set forth in this Section 3.2(a) or (B) as otherwise expressly permitted by Section 5.2, as of the date of this Agreement, there are not, and as of the Effective Time there will not be, any shares of capital stock, voting securities or equity interests of the Company issued and outstanding or any subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of any shares of capital stock, voting securities or equity interests of the Company, including any representing the right to purchase or otherwise receive any Company Common Stock.
     (b) None of the Company or any of its Subsidiaries has issued or is bound by any outstanding subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance or disposition of any shares of capital stock, voting securities or equity interests of any Subsidiary of the Company. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any shares of capital stock, voting securities or equity interests) of the Company or any of its Subsidiaries, except pursuant to the Company Stock Unit Plan.
          Section 3.3 Authority; Noncontravention; Voting Requirements.
     (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Company Shareholder Approval, to perform its obligations hereunder and to consummate the Merger. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Merger, have been duly authorized and approved by its Board of Directors, and except for obtaining the Company Shareholder Approval for the adoption of this Agreement, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Merger. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).
     (b) The Company’s Board of Directors, at a meeting duly called and held, has (i) approved and adopted this Agreement and the transactions contemplated hereby, including the Merger, (ii) resolved to submit this Agreement to the shareholders of the Company and recommend that shareholders of the Company approve and adopt this Agreement and the transactions contemplated hereby, and (iii) determined that this Agreement and the Merger are fair to and otherwise in the best interests of the holders of Company Common Stock.
     (c) None of the execution and delivery of this Agreement by the Company, the consummation by the Company of the Merger or the compliance by the Company with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the Company Charter Documents or the Subsidiary Documents, or (ii) assuming that the authorizations, consents and approvals referred to in Section 3.4 and the Company Shareholder Approval are obtained and the filings referred to in Section 3.4 are made, (x) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, the Company or any of its Subsidiaries under any of the terms, conditions or provisions of any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, license, lease, contract or other agreement, instrument or obligation (each, a “Contract”), or any Permit, to which the Company or any of its Subsidiaries is a party, or by which any of them or any of their respective properties or assets may be bound or affected, except, in the case of clause (y), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.
     (d) The affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote at the Company Shareholders Meeting or any adjournment or postponement thereof in favor of the adoption of this Agreement (the “Company Shareholder Approval”) is the only vote or approval of the holders of any class or series of capital stock of the Company or any of its Subsidiaries which is necessary to adopt this Agreement and approve the Merger.
          Section 3.4 Governmental Approvals. Except for (a) the filing by Parent with the Securities and Exchange Commission (the “SEC”) of a registration statement (the “Registration Statement”) under the Securities Act with respect to the issuance of Parent Common Stock in the Merger, which shall include the proxy statement of the Company relating to the Company Shareholders Meeting (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”) and other filings required under, and compliance with other applicable requirements of, the Securities Act, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), and the rules of The NASDAQ Stock Market LLC (“Nasdaq”), (b) the filing of the Articles of Merger with the Department of Financial Institutions of the State of Wisconsin pursuant to the WBCL, (c) filings required under, and compliance with other applicable requirements of, the HSR Act and (d) filings required under, and compliance with other applicable requirements of, non-U.S. Laws intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, harm to competition or effectuating foreign investment (collectively, “Foreign Antitrust Laws”), no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to impair in any material respect the ability of the Company to perform its obligations hereunder, or prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.
          Section 3.5 Company SEC Documents; Undisclosed Liabilities.
     (a) The Company has filed and furnished all required reports, schedules, forms, prospectuses, and registration, proxy and other statements with the SEC since January 1, 2007 (collectively and together with all documents filed on a voluntary basis on Form 8-K, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Company SEC Documents”). None of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act. As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act)

and as of their respective SEC filing dates (in the case of all other Company SEC Documents), the Company SEC Documents complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any Company SEC Document has been revised or superseded by a later-filed Company SEC Document, none of the Company SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
     (b) The consolidated financial statements of the Company included in the Company SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited quarterly statements, as indicated in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments, none of which has been or will be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole). Without limiting the generality of the foregoing, with respect to each Annual Report on Form 10-K and each Quarterly Report on Form 10-Q included in the Company SEC Documents, the financial statements and other financial information included in such reports fairly present (within the meaning of the Sarbanes-Oxley Act of 2002) in all material respects the financial condition and results of operations of the Company as of, and for, the periods presented in such Company SEC Documents.
     (c) The Company and, to the Knowledge of the Company, each of its executive officers and directors are in compliance with, and have complied, in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such act or the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq. The Company has previously disclosed to Parent all of the information required to be disclosed by the Company’s chief executive officer and chief financial officer to the Board of Directors of the Company or its audit committee pursuant to the certification requirements relating to Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

     (d) The Company has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. The Company’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to the Company’s auditors and the audit committee of the Board of Directors of the Company (i) all significant deficiencies in the design or operation of internal controls which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. The principal executive officer and the principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act of 2002, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Company SEC Documents, and the statements contained in such certifications are complete and correct.
     (e) The Company is in compliance in all material respects with the provisions of Section 13(b) of the Exchange Act. Since March 15, 2010, no event has occurred that would be required to be reported pursuant to Item 404 of Regulation S-K promulgated by the SEC.
     (f) None of the Company or any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise, whether known or unknown) required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, except liabilities (i) as and to the extent reflected or reserved against on the audited balance sheet of the Company and its Subsidiaries as of December 31, 2009 (the “Balance Sheet Date”) (including the notes thereto) included in the Company SEC Documents filed by the Company and publicly available prior to the date of this Agreement (the “Filed Company SEC Documents”) or (ii) incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

     (g) None of the Company or any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or any Company SEC Documents.
          Section 3.6 Absence of Certain Changes or Events. Since the Balance Sheet Date there have not been any events, changes, occurrences or state of facts that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect. Except as disclosed in the Filed Company SEC Documents, since the Balance Sheet Date, (a) the Company and its Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business consistent with past practice and (b) none of the Company or any of its Subsidiaries has taken any action described in Section 5.2(a) hereof that, if taken after the date hereof and prior to the Effective Time, without the prior written consent of Parent, would violate such provision. Without limiting the foregoing, except as disclosed in the Filed Company SEC Documents, since the Balance Sheet Date there has not occurred any damage, destruction or loss (whether or not covered by insurance) of any material asset of the Company or any of its Subsidiaries which materially affects the use thereof.
          Section 3.7 Legal Proceedings. There is no pending or, to the Knowledge of the Company, threatened, material legal, administrative, arbitral or other proceeding, claim, suit or action against, or governmental or regulatory investigation of, the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of their respective officers or directors (in each case, in their capacity as such) that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect, and there is no injunction, order, judgment, ruling or decree imposed (or, to the Knowledge of the Company, threatened to be imposed) upon the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of their respective officers or directors (in each case, in their capacity as such) or the assets of the Company or any of its Subsidiaries by or before any Governmental Authority that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.
          Section 3.8 Compliance with Laws; Permits.
     (a) The Company and its Subsidiaries are in compliance in all material respects with all laws (including common law), statutes, ordinances, codes, rules, regulations, decrees and orders of Governmental Authorities (collectively, “Laws”) applicable to the Company or any of its Subsidiaries any of their properties or other assets or any of their businesses or operations. The Company and each of its Subsidiaries hold all material licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities, or required by Governmental Authorities to be obtained, in each case necessary for the lawful conduct of their respective businesses (collectively, “Permits”). The Company and its Subsidiaries are in compliance in all material respects with the terms of all Permits. The consummation of the Merger will not cause the revocation or cancellation of any Permit, except revocations or cancellations as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.
     (b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of their respective directors, officers, agents, employees or representatives (in each case acting in their capacities as such) has , in the past three (3) years, (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) directly or indirectly paid or delivered any fee, commission or other sum of money or item of property, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental official or Governmental Authority, in the United States or any other country, that was illegal under any applicable law, (iii) made any payment to any customer or supplier, or to any officer, director, partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees to any such customer or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (iv) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent, (v) taken any action or made any omission in violation of any applicable law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts, including without limitation, the Arms Export Control Act, the Trading with the Enemy Act, the International Emergency Economic Powers Act, the Export Administration Act, the 1930 Tariff Act and other U.S. customs laws, the Foreign Corrupt Practices Act, the Export Administration Regulations, the International Traffic in Arms Regulations, the Office of Foreign Assets Control Regulations, the U.S. Customs Regulations, or any Law, ruling, decision, writ, judgment, or injunction of any Governmental Authority issued pursuant thereto.
          Section 3.9 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC and at the time it and any amendment thereto becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, at the time and in light of the circumstances under which they are made, not misleading, and (ii) the Proxy

Statement/Prospectus will, at the date mailed to shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
          Section 3.10 Tax Matters.
     (a) The Company and each of its Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all material Tax Returns required to be filed by it, and all such filed Tax Returns are correct and complete in all material respects. All Taxes shown to be due on such Tax Returns, and all material Taxes otherwise required to be paid by the Company and any of its Subsidiaries have been timely paid, except for any such Taxes for which adequate reserves have been established in accordance with GAAP on the financial statements of the Company included in the most recent Filed Company SEC Documents. Since the Balance Sheet Date, the Company and each Subsidiary have not incurred any liability for Taxes other than Taxes incurred in the ordinary course of their business consistent with past practice of the Company and each Subsidiary.
     (b) The consolidated federal income Tax Returns of the Company have been examined by and settled with (or received a “no change” letter from) the Internal Revenue Service or the applicable statute of limitations has expired for all years through December 31, 2006. Section 3.10(b) of the Company Disclosure Schedule lists each state income Tax Return filed by the Company and each of its Subsidiaries for all taxable years since the taxable year ending December 31, 2003 and lists which of such Tax Returns have been examined by and settled with (or received a “no change” letter from) the appropriate state taxing authority or for which the applicable statute of limitations has expired. All material assessments for Taxes due with respect to such completed and settled examinations or any concluded litigation have been fully paid.
     (c) Neither the Company nor any of its Subsidiaries has any liability for any Taxes of any Person (other than the Company or any Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor or by contract.
     (d) Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Section 355 or Code Section 361.
     (e) With the exception of any affiliated, consolidated, combined or unitary group of which the Company is the parent, neither the Company, nor any of its Subsidiaries is or has been a member of an affiliated, consolidated, combined or unitary group.

     (f) No audit or other administrative or court proceedings are pending with any taxing authority with respect to any income or other material Taxes of the Company, any of its Subsidiaries and, to the Knowledge of the Company, none is threatened. No written notice has been received by the Company or any of its Subsidiaries from any taxing authority: (i) indicating an intent to open an audit or other review; (ii) requesting information related to Tax matters; or (iii) asserting a notice of deficiency or proposed adjustment for any amount of Tax. No issue has been raised by any taxing authority in any presently pending Tax audit except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has any outstanding agreements, waivers or arrangements extending the statutory period of limitations applicable to any claim for, or the period for the collection or assessment of, any income or other material Taxes.
     (g) No claim that could give rise to material Taxes has been made in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation in that jurisdiction.
     (h) The Company has made available to Parent correct and complete copies of (A) all income and franchise Tax Returns of the Company and its Subsidiaries for the preceding three (3) taxable years and (B) any audit report issued within the last three (3) years (or otherwise with respect to any audit or proceeding in progress) relating to income or franchise Taxes of the Company or any of its Subsidiaries.
     (i) No Liens for Taxes exist with respect to any properties or other assets of the Company or any of its Subsidiaries, except for Permitted Liens.
     (j) All material Taxes required to be withheld by the Company or any of its Subsidiaries have been withheld and have been or will be duly and timely paid to the proper taxing authority.
     (k) None of the Company or any Subsidiary has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii).
     (l) None of the Company or any Subsidiary will be required to include any material item of income in, or exclude a material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any (i) change in the method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Closing Date; (iii) intercompany transaction outside the ordinary course of business of the Company or any Subsidiary or excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received outside the ordinary course of business of the Company or any Subsidiary received on or prior to the Closing Date. None of the Company or any Subsidiary has participated, or is currently participating, in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) (or any transaction requiring disclosure under a similar provision of state, local or foreign law). None of the Tax Returns of the Company or any Subsidiary contains any item that is, or would be, subject to penalties under Code Section 6662 (or any similar provision of state, local, or foreign law).
     (m) Neither the Company nor any Subsidiary is a party to any agreement or arrangement relating to the allocation, sharing or indemnification of Taxes, other than with an affiliated, consolidated, combined or unitary group of which the Company is the parent, except for sharing of or indemnification obligations for Taxes of another Person pursuant to leases entered into in the ordinary course of business.
     (n) For purposes of this Agreement, (i) “Taxes” shall mean taxes of any kind (including those measured by or referred to as income, franchise, gross receipts, sales, use, ad valorem, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, value added, property, windfall profits, customs, duties or similar fees, assessments or charges of any kind whatsoever) together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority with respect thereto, domestic or foreign and shall include any transferee or successor liability in respect of taxes (whether by Law or Contract) and any several liability in respect of any tax as a result of being a member of any affiliated, consolidated, combined, unitary or similar group and (ii) “Tax Returns” shall mean any return, report, claim for refund, estimate, information return or statement or other similar document relating to or required to be filed with any taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

          Section 3.11 Employee Benefits and Labor Matters.
     (a) Section 3.11(a) of the Company Disclosure Schedule sets forth a correct and complete list of: (i) all “employee benefit plans” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and (ii) all employment or other compensation agreements, which provide annual salaries or wages exceeding $100,000 or provide for severance benefits exceeding 25% of base salary or wages or a term exceeding three (3) months, or bonus or other incentive compensation, stock purchase, equity or equity-based compensation, deferred compensation, change in control, severance, pension benefit, welfare benefit, sick leave, vacation, loans, salary continuation, health, life insurance and educational assistance plan, policies, agreements or arrangements with respect to which the Company or any of its Subsidiaries has any obligation or liability, contingent or otherwise, for current or former employees, individual consultants or directors of the Company or any of its Subsidiaries (collectively, the “Company Plans”). Section 3.11(a) of the Company Disclosure Schedule separately sets forth each Company Plan which is subject to Title IV of ERISA or is a “multiemployer plan”, as defined in Section 3(37) of ERISA (a “Multiemployer Plan”), or is or has been subject to Sections 4063 or 4064 of ERISA.
     (b) Correct and complete copies of the following documents with respect to each of the Company Plans (other than a Multiemployer Plan) have been made available to Parent by the Company to the extent applicable: (i) any plans and related trust documents, insurance Contracts or other funding arrangements, and all amendments thereto; (ii) the most recent Forms 5500 and all schedules thereto; (iii) the most recent actuarial report, if any; (iv) the most recent Internal Revenue Service determination letter; (v) the most recent summary plan descriptions; and (vi) written summaries of all material non-written Company Plans.
     (c) The Company Plans have been maintained, in all material respects, in accordance with their terms and with all applicable provisions of ERISA, the Code and other Laws. To the extent any representation in this Section 3.11 applies to a Multiemployer Plan, such representation is only made to the extent of the Knowledge of the Company or its Subsidiaries.
     (d) The Company Plans intended to qualify under Section 401 or other tax-favored treatment under of Subchapter B of Chapter 1 of Subtitle A of the Code are so qualified, and any trusts intended to be exempt from federal income taxation under the Code are so exempt. Nothing has occurred with respect to the operation of the Company Plans that could cause the loss of such qualification or exemption, or the imposition of any liability, penalty or tax under ERISA or the Code, except immaterial errors or omissions that may be corrected under the Internal Revenue Service’s voluntary correction program.

     (e) All contributions required to have been made by the Company or any of its Subsidiaries (without regard to any waivers granted under Section 412 of the Code), have been timely made, and no accumulated funding deficiencies exist in any of the Company Plans subject to Title IV of ERISA or Section 412 of the Code.
     (f) There are no pending material actions, claims or lawsuits arising from or relating to the Company Plans (other than routine benefit claims), nor does the Company have any Knowledge of facts that could form the basis for any such claim or lawsuit.
     (g) Neither the execution and delivery of this Agreement nor the consummation of the Merger will (i) result in any payment becoming due to any employee, (ii) increase any benefits otherwise payable under any Company Plan, (iii) result in the acceleration of the time of payment or vesting of any such benefits under any such plan, or (iv) require any contributions or payments to fund any obligations under any Company Plan.
     (h) Any individual who performs services for the Company or any of its Subsidiaries (other than through a Contract with an organization other than such individual) and who is not treated as an employee of the Company or any of its Subsidiaries for U.S. federal income tax purposes by the Company is not an employee for such purposes.
     (i) The Company has previously made available to Parent a list of each material collective bargaining or other labor union Contract applicable to Persons employed by the Company or any of its Subsidiaries to which the Company or any of its Subsidiaries is a party (each, a “Company Collective Bargaining Agreement”). As of the date of this Agreement, no Company Collective Bargaining Agreement is being negotiated or renegotiated by the Company or any of its Subsidiaries. No labor union, labor organization or works council or group of employees of the Company or any of its Subsidiaries has made a pending demand for recognition or certification to the Company or any of its Subsidiaries, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority.
     (j) There are no (i) strikes, work stoppages, slowdowns, lockouts or arbitrations, (ii) material grievances or other labor disputes pending or, to the Knowledge of the Company or any of its Subsidiaries, threatened against or involving the Company or any of its Subsidiaries involving any employee of the Company or any of its Subsidiaries or (iii) complaints, charges or claims against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened that could be brought or filed with any Governmental Authority or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment or failure to employ by the Company or any of its Subsidiaries, of any individual. There are no unfair labor practice charges pending or, to the Knowledge of the Company or any of its Subsidiaries, threatened by or on behalf of any employee or former employee of the Company or any of its Subsidiaries.
     (k) The Company and its Subsidiaries are in compliance with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, the Worker Adjustment and Retraining Notification Act and any similar state or local “mass layoff” or “plant closing” law (“WARN”), collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or social security taxes and any similar tax, except for immaterial non-compliance. There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company or any of its Subsidiaries within the six (6) months prior to the Closing.
     (l) Neither the Company nor any of its Subsidiaries is a party to any Contract, agreement, plan or other arrangement that, individually or collectively, could give rise to the payment of any amount which would not be deductible by reason of Section 162(m) or Section 280G of the Code or would be subject to withholding under Section 4999 of the Code.
          Section 3.12 Environmental Matters.
     (a) Except as set forth in Section 3.12(a) of the Company Disclosure Schedule and except for those matters that would not reasonably be expected to result in the Company or any of its Subsidiaries incurring Environmental Liabilities individually in excess of $500,000 or in the aggregate in excess of $2,000,000, (i) each of the Company and its Subsidiaries is, and has been, in compliance with all applicable Environmental Laws, (ii) there is no investigation, suit, claim, action or proceeding relating to or arising under Environmental Laws that is pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any real property currently or, to the Knowledge of the Company, formerly owned, operated or leased by the Company or any of its Subsidiaries, (iii) neither the Company nor any of its Subsidiaries has received any notice of or entered into or assumed by Contract or operation of Law or otherwise, any obligation, liability, order, settlement, judgment, injunction or decree relating to or arising under Environmental Laws and (iv) no facts, circumstances or conditions exist with respect to the Company or any of its Subsidiaries or any property currently (or, to the Knowledge of the Company, formerly) owned, operated or leased by the Company or any of its Subsidiaries or any property to or at which the Company or any of its Subsidiaries transported or arranged for the disposal or treatment of Hazardous Materials that would reasonably be expected to result in the Company or any of its Subsidiaries incurring Environmental Liabilities.

     (b) For purposes of this Agreement:
     (i) “Environmental Laws” means all Laws relating in any way to the environment, preservation or reclamation of natural resources, the presence, management or Release of, or exposure to, Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. § 5101 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Safe Drinking Water Act (42 U.S.C. § 300f et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.) and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), each of their state and local counterparts or equivalents, each of their foreign and international equivalents, and any transfer of ownership notification or approval statute, as each has been amended and the regulations promulgated pursuant thereto.
     (ii) “Environmental Liabilities” means, with respect to any Person, all liabilities, obligations, responsibilities, remedial actions, losses, damages, punitive damages, consequential damages, treble damages, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, environmental Permit, order or agreement with any Governmental Authority or other Person, which relates to any environmental, violation of Environmental Law or a Release or threatened Release of Hazardous Materials.
     (iii) “Hazardous Materials” means any material, substance or waste that is regulated, classified, or otherwise characterized under or pursuant to any Environmental Law as “hazardous”, “toxic”, a “pollutant”, a “contaminant”, “radioactive” or words of similar meaning or effect, including petroleum and its by-products, asbestos and polychlorinated biphenyls.
     (iv) “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing of or migrating into or through the environment or any natural or man-made structure.
     (c) Notwithstanding anything to the contrary in this Agreement, the representations and warranties set forth in this Section 3.12 shall be the sole and exclusive representations and warranties of the Company and its Subsidiaries with respect to Environmental Liabilities and Environmental Laws.
          Section 3.13 Contracts.
     (a) Set forth in Section 3.13(a) of the Company Disclosure Schedule is a list of (i) each Contract that would be required to be filed as an exhibit to a Registration Statement on Form S-1 under the Securities Act or an Annual Report on Form 10-K under the Exchange Act if such registration statement or report was filed by the Company with the SEC on the date hereof, and (ii) each of the following to which the Company or any of its Subsidiaries is a party: (A) Contract that purports to limit, curtail or restrict the ability of the Company or any of its existing or future Subsidiaries or Affiliates to compete in any geographic area or line of business or restrict the Persons to whom the Company, any of its existing or future Subsidiaries or Affiliates may sell products or deliver services, (B) partnership or joint venture agreement, (C) Contract for the acquisition or sale of material properties or assets (by merger, purchase or sale of stock or assets or otherwise) (1) entered into since January 1, 2006 or (2) currently in effect, which requires ongoing performance or imposes ongoing obligations, (D) Contract with any (x) Governmental Authority or (y) director or officer of the Company or any of its Subsidiaries or Affiliates, (E) loan or credit agreement, mortgage, indenture, note or other Contract or instrument evidencing indebtedness for borrowed money by the Company or any of its Subsidiaries or any Contract or instrument pursuant to which such indebtedness for borrowed money may be incurred or is guaranteed by the Company or any of its Subsidiaries, (F) financial derivatives master agreement or confirmation, or futures account opening agreements and/or brokerage statements, evidencing financial hedging or similar trading activities, (G) voting agreement or registration rights agreement, (H) mortgage, pledge, security agreement, deed of trust or other Contract granting a Lien on any material property or assets of the Company or any of its Subsidiaries, (I) customer, client or supply Contract that involves consideration in the Company’s fiscal year ended December 31, 2010 in excess of $500,000 or that is reasonably likely to involve consideration in the Company’s fiscal year ending December 31, 2011 or the Company’s fiscal year ending December 31, 2012 in excess of $500,000, (J) Contract (other than customer, client or supply Contracts) that involve consideration (whether or not measured in cash) of greater than $500,000, (K) collective bargaining agreement, (L) to the extent material to the business or financial condition of the Company and its Subsidiaries, taken as a whole, (1) lease or rental Contract, (2) product design or development Contract, (3) consulting Contract, (4) indemnification Contract, (5) license or royalty Contract, (6) merchandising, sales representative or distribution Contract or (7) Contract granting a right of first refusal or first negotiation, and (M) commitment or agreement to enter into any of the foregoing (the Contracts and other documents required to be listed on Section 3.13(a) of the Company Disclosure Schedule, together with any and all other Contracts of such type entered into in accordance with Section 5.2(a), each a “Material Contract”). The Company has heretofore made available to Parent correct and complete copies of each Material Contract in existence as of the date hereof, together with any and all amendments and supplements thereto and material “side letters” and similar documentation relating thereto.
     (b) Each of the Material Contracts is valid, binding and in full force and effect and is enforceable in accordance with its terms by the Company and its Subsidiaries party thereto, subject to the Bankruptcy and Equity Exception. No approval, consent or waiver of any Person is needed in order that any Material Contract continues in full force and effect following the consummation of the Merger. None of the Company or any of its Subsidiaries is in default under any Material Contract or other Contract to which the Company or any of its Subsidiaries is a party (collectively, the “Company Contracts”), nor does any condition exist that, with notice or lapse of time or both, would constitute a default thereunder by the Company and its Subsidiaries party thereto, except for such defaults as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no other party to any Company Contract is in default thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a default by any such other party thereunder, except for such defaults as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. None of the Company or any of its Subsidiaries has received any notice of termination or cancellation under any Material Contract, received any notice of breach or default in any material respect under any Material Contract which breach has not been cured, or granted to any third party any rights, adverse or otherwise, that would constitute a breach of any Material Contract.
          Section 3.14 Title to Properties. Each of the Company and its Subsidiaries (i) has good and valid title to all properties and other assets and good, marketable, indefeasible and insurable fee simple title to all real property assets which are reflected on the most recent consolidated balance sheet of the Company included in the Filed Company SEC Documents as being owned by the Company or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business consistent with past practice and not in violation of this Agreement), free and clear of all Liens except Permitted Liens, and (ii) is the lessee or sublessee of all leasehold estates and leasehold interests (A) reflected as being leased in the Filed Company SEC Documents (or acquired after the date thereof) and (B) set forth in Section 3.14 of the Company Disclosure Schedule as being leased, which are, individually or in the aggregate, material to the Company’s business or financial condition on a consolidated basis (other than any such leaseholds whose scheduled terms have expired subsequent to the date of such Filed Company SEC Documents). Each of the Company and its Subsidiaries enjoys peaceful and undisturbed possession under all such leases in all material respects, subject to Permitted Liens.

          Section 3.15 Intellectual Property.
     (a) For purposes of this Agreement:
     (i) “Company Intellectual Property” means all Intellectual Property Rights used in or necessary for the conduct of the business of the Company or any of its Subsidiaries, or owned or held for use by the Company or any of its Subsidiaries.
     (ii) “Company Technology” means all Technology used in or necessary for the conduct of the business of the Company or any of its Subsidiaries, or owned or held for use by the Company or any of its Subsidiaries.
     (iii) “Intellectual Property Rights” shall mean all of the rights arising from or in respect of the following, whether protected, created or arising under the Laws of the United States or any foreign jurisdiction: (A) patents, patent applications, any reissues, reexaminations, divisionals, continuations, continuations-in-part and extensions thereof (collectively, “Patents”); (B) trademarks, service marks, trade names (whether registered or unregistered), service names, industrial designs, brand names, brand marks, trade dress rights, Internet domain names, identifying symbols, logos, emblems, signs or insignia, and including all goodwill associated with the foregoing (collectively, “Marks”); (C) copyrights, whether registered or unregistered (including copyrights in computer software programs), mask work rights and registrations and applications therefor (collectively, “Copyrights”); (D) confidential and proprietary information, or non-public processes, designs, specifications, technology, know-how, techniques, formulas, inventions, concepts, trade secrets, discoveries, ideas and technical data and information, in each case excluding any rights in respect of any of the foregoing that comprise or are protected by Copyrights or Patents (collectively, “Trade Secrets”); and (E) all applications, registrations and permits related to any of the foregoing clauses (A) through (D).
     (iv) “Software” means computer programs, including any and all software implementations of algorithms, models and methodologies whether in source code, object code or other form, databases and compilations, including any and all data and collections of data, descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing and all documentation, including user manuals and training materials related to any of the foregoing.
     (v) “Technology” means, collectively, all designs, formulas, algorithms, procedures, techniques, ideas, know-how, Software (whether in source code, object code or human readable form), databases and data collections, Internet websites and web content, tools, inventions (whether patentable or unpatentable and whether or not reduced to practice), invention disclosures, developments, creations, improvements, works of authorship, other similar materials and all recordings, graphs, drawings, reports, analyses, other writings and any other embodiment of the above, in any form or media, whether or not specifically listed herein, and all related technology, documentation and other materials used in, incorporated in, embodied in or displayed by any of the foregoing, or used or useful in the design, development, reproduction, maintenance or modification of any of the foregoing.
     (b) Section 3.15(b) of the Company Disclosure Schedule sets forth an accurate and complete list of all Patents, registered Marks, pending applications for registrations of any Marks and any unregistered Marks that are material to the business of the Company and its Subsidiaries taken as a whole, registered Copyrights and pending applications for registration of any Copyrights owned or filed by the Company or any of its Subsidiaries. Section 3.15(b) of the Company Disclosure Schedule lists the jurisdictions in which each such Intellectual Property right has been issued or registered or in which any application for such issuance and registration has been filed.
     (c) The Company and/or one of its Subsidiaries is the sole and exclusive owner of, or has valid and continuing rights to use, sell and license, all of the Company Intellectual Property and Company Technology. The use, practice or other commercial exploitation of the Company Intellectual Property by the Company or any of its Subsidiaries and the manufacturing, licensing, marketing, importation, offer for sale, sale or use of the Company Technology, and the operation of the Company’s and its Subsidiaries’ businesses do not infringe, constitute an unauthorized use of or misappropriate any Intellectual Property Rights of any third Person. None of the Company or any of its Subsidiaries is a party to or the subject of any pending or, to the Knowledge of the Company, threatened, suit, action, investigation or proceeding which involves a claim (i) against the Company or any of its Subsidiaries of infringement, unauthorized use, or violation of any Intellectual Property Rights of any Person, or challenging the ownership, use, validity or enforceability of any Company Intellectual Property or (ii) contesting the right of the Company or any of its Subsidiaries to use, sell, exercise, license, transfer or dispose of any Company Intellectual Property or Company Technology, or any products, processes or materials covered thereby in any manner. None of the Company or any of its Subsidiaries has received written notice of any such threatened claim.
     (d) To the Knowledge of the Company, no Person (including employees and former employees of the Company or any of its Subsidiaries) is infringing, violating, misappropriating or otherwise misusing any Company Intellectual Property, and none of the Company or any of its Subsidiaries has made any such claims against any Person (including employees and former employees of the Company or any of its Subsidiaries).

     (e) No Trade Secret or any other non-public, proprietary information material to the businesses of the Company or any of its Subsidiaries as presently conducted has been authorized to be disclosed or has been actually disclosed by the Company or any of its Subsidiaries to any employee or any third Person other than pursuant to a confidentiality or non-disclosure agreement restricting the disclosure and use of the Company Intellectual Property or Company Technology. The Company and its Subsidiaries have taken reasonably necessary and appropriate steps to protect and preserve the confidentiality of the Trade Secrets and any other confidential information of the Company or its Subsidiaries.
     (f) The Company and its Subsidiaries own, lease or license all Software, hardware, databases, computer equipment and other information technology (collectively, “Computer Systems”) that are necessary for the operations of the businesses of the Company and its Subsidiaries. The Computer Systems used by the Company and its Subsidiaries have functioned consistently and accurately since being installed. The data storage and transmittal capability, functionality and performance of each item of the Computer Systems and the Computer Systems as a whole are wholly satisfactory for the Company’s and its Subsidiaries’ businesses. The Computer Systems used by the Company and its Subsidiaries have not failed to any material extent and the data which they process has not been corrupted. The Company and its Subsidiaries have taken reasonable steps in accordance with industry standards to preserve the availability, security and integrity of the Computer Systems and the data and information stored on the Computer Systems. The Computer Systems are adequate for the operation of the Company’s and its Subsidiaries’ businesses as currently conducted, taken as a whole.
          Section 3.16 Insurance. The Company has made available to Parent all insurance policies maintained by the Company or any of its Subsidiaries (the “Policies”). The Policies (a) have been issued by insurers which, to the Knowledge of the Company, are reputable and financially sound and (b) are in full force and effect. None of the Company or any of its Subsidiaries is in material breach or default, and none of the Company or any of its Subsidiaries have taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, of any of the Policies. No notice of cancellation or termination has been received by the Company or any of its Subsidiaries with respect to any of the Policies. The consummation of the Merger will not, in and of itself, cause the revocation, cancellation or termination of any Policy.
          Section 3.17 Opinion of Financial Advisor. The Board of Directors of the Company has received the opinion of Robert W. Baird & Co. Incorporated (the “Company Financial Advisor”), dated the date of this Agreement, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the Merger Consideration is fair from a financial point of view to the holders of shares of Company Common Stock (the “Fairness Opinion”). A correct and complete copy of the Fairness Opinion has been delivered to Parent. The Company has been authorized by the

Company Financial Advisor to permit the inclusion of the Fairness Opinion and/or references thereto in the Proxy Statement/Prospectus.
          Section 3.18 Brokers and Other Advisors. Except for the Company Financial Advisor, the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Merger based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has heretofore delivered to Parent a correct and complete copy of the Company’s engagement letter with the Company Financial Advisor, which letter describes all fees payable to the Company Financial Advisor in connection with the Merger, all agreements under which any such fees or any expenses are payable and all indemnification and other agreements related to the engagement of the Company Financial Advisor (the “Engagement Letter”).
          Section 3.19 State Takeover Statutes; Company Rights Agreement. The Company has taken all necessary action so that no “business combination”, “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or regulation enacted under state or federal laws in the United States applicable to the Company (including, without limitation, Sections 180.1130 through 180.1134, Sections 180.1140 through 180.1144 and Section 180.1150 of the WBCL, Section 6.05 of Chapter DFI of the Department of Financial Institutions of the Wisconsin Administrative Code and Chapter 552 of the Wisconsin Statutes) will (a) prohibit or restrict the Company’s ability to perform its obligations under this Agreement or the Articles of Merger or its ability consummate the Merger, (b) have the effect of invalidating or voiding this Agreement or the Articles of Merger, or any provision hereof or thereof, or (c) subject Parent or Merger Sub to any impediment or condition in connection with the exercise of any of their respective rights under this Agreement. No other Wisconsin state takeover statute or similar statute or regulation is applicable to or purports to be applicable to this Agreement, the Merger or any other transaction contemplated by this Agreement. In addition, the Company has taken all actions necessary: (a) to render the Company Rights Agreement inapplicable to this Agreement and the Merger; and (b) to amend the Company Rights Agreement so that (i) the execution and delivery of this Agreement and the consummation of the Merger shall not cause (A) the Rights to become exercisable under the Company Rights Agreement, (B) Parent, Merger Sub or any of their respective Affiliates to be deemed an Acquiring Person (as defined in the Company Rights Agreement) under the Company Rights Agreement or (C) the occurrence of the Shares Acquisition Date or Distribution Date (as such terms are defined in the Company Rights Agreement); and (ii) immediately prior to the Effective Time, the Rights shall expire and no longer be outstanding. Neither the Shares Acquisition Date nor the Distribution Date (as such terms are defined in the Company Rights Agreement) has occurred.
          Section 3.20 Reorganization Treatment. Neither the Company nor any of its Subsidiaries nor any of their Affiliates has taken or agreed to take any action that could reasonably be expected to prevent the Integrated Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. To the Company’s Knowledge, there are no agreements, plans or other circumstances that would reasonably be expected to prevent the Integrated Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
          Section 3.21 Ownership of Parent Common Stock. Neither the Company nor any of its Subsidiaries beneficially owns any shares of Parent Common Stock or any options, warrants or other rights to acquire Parent Common Stock.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT,
MERGER SUB AND MERGER SUB 2
          Parent, Merger Sub and Merger Sub 2, jointly and severally, represent that except as set forth in any Parent SEC Document filed or furnished between January 1, 2010 and the date of this Agreement (excluding any disclosures set forth in any such Parent SEC Document under the heading “Risk Factors” or with regard to the safe harbor for forward-looking statements or any similar section or disclosure and any disclosures therein that are predictive, cautionary or forward-looking in nature):
          Section 4.1 Organization, Standing and Power. Each of Parent and Merger Sub is a corporation, and Merger Sub 2 is a limited liability company, duly organized, validly existing and in good standing (to the extent such concept is legally recognized) under the Laws of the jurisdiction in which it is incorporated or organized and has all requisite corporate or limited liability company power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted and as currently proposed by its management to be conducted. Each of Parent and its Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Parent (a “Parent Material Adverse Effect”).
          Section 4.2 Capitalization of Parent. The authorized capital stock of Parent consists of 500,000,000 shares of Parent Common Stock and 50,000,000 shares of Preferred Stock, par value $.10 per share (“Parent Preferred Stock”). At the close of business on November 12, 2010, (i) 98,592,490 shares of Parent Common Stock were issued and outstanding, (ii) 3,811,766 shares of Parent Common Stock were held by Parent in its treasury, (iii) 2,810,140 shares of Parent Common Stock were reserved for issuance pursuant to options or other rights outstanding to acquire Parent Common Stock, (iv) 10,886,435 shares of Parent Common Stock were reserved for issuance upon conversion of Parent’s outstanding 4.25% Convertible Senior Notes due 2014 and (v) 5,000,000 shares of Parent Preferred Stock were reserved for issuance upon the exercise of previously outstanding rights to purchase shares of Parent Preferred Stock issued pursuant to the Rights Agreement, dated as of March 12, 1998 (the “Parent Rights Agreement”), between Parent and ChaseMellon Shareholder Services, L.L.C. As of the date of this Agreement, no shares of Parent Preferred Stock or preferred share purchase rights issuable pursuant to the Parent Rights Agreement are issued and outstanding. All outstanding shares of Parent Common Stock are and all shares of Parent Common Stock subject to issuance as specified above, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. Each share of Parent Common Stock to be issued in connection with the Merger has been duly authorized and, when so issued, will be fully paid and nonassessable, and will not be subject to preemptive rights. None of Parent, Merger Sub or Merger Sub 2 owns any shares of Company Common Stock.
          Section 4.3 Authority; Noncontravention.
     (a) Each of Parent, Merger Sub and Merger Sub 2 has all necessary corporate or limited liability company power and authority to execute and deliver this Agreement and to perform their respective obligations hereunder and to consummate the Merger. The execution, delivery and performance by Parent, Merger Sub and Merger Sub 2 of this Agreement, and the consummation by Parent, Merger Sub and Merger Sub 2 of the Merger, have been duly authorized and approved by their respective Boards of Directors or Managers, and no other corporate or limited liability company action on the part of Parent, Merger Sub and Merger Sub 2 is necessary to authorize the execution, delivery and performance by Parent, Merger Sub and Merger Sub 2 of this Agreement and the consummation by them of the Merger. This Agreement has been duly executed and delivered by Parent, Merger Sub and Merger Sub 2 and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent, Merger Sub and Merger Sub 2, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.
     (b) None of the execution and delivery of this Agreement by Parent, Merger and Merger Sub 2, the consummation by Parent, Merger Sub or Merger Sub 2 of the Merger or the compliance by Parent, Merger Sub or Merger Sub 2 with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the certificate or articles of incorporation or formation, as the case may be, or bylaws or operating agreement of Parent, Merger Sub or Merger Sub 2 or (ii) assuming that the authorizations, consents and approvals referred to in Section 4.4 are obtained and the filings referred to in Section 4.4 are made, (x) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any Contract or Permit to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected except, in the case of clause (y), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.
          Section 4.4 Governmental Approvals. Except for (a) filings required under, and compliance with applicable requirements of, the Securities Act, the Exchange Act and the rules of the NYSE, (b) the filing of Articles of Merger with the Department of Financial Institutions of the State of Wisconsin pursuant to the WBCL and (c) filings required under, and compliance with other applicable requirements of, the HSR Act and Foreign Antitrust Laws, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by Parent, Merger Sub or Merger Sub 2 or the consummation by Parent, Merger Sub and Merger Sub 2 of the Merger, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to impair in any material respect the ability of Parent, Merger Sub or Merger Sub 2 to perform its obligations hereunder, or prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.
          Section 4.5 Parent SEC Documents; Undisclosed Liabilities.
     (a) Parent has filed and furnished all required reports, schedules, forms, prospectuses, and registration, proxy and other statements with the SEC since January 1, 2007 (collectively and together with all documents filed on a voluntary basis on Form 8-K, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Parent SEC Documents”). As of their respective effective dates (in the case of Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Parent SEC Documents), the Parent SEC Documents complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002, as the case may be, applicable to such Parent SEC Documents, and none of the Parent SEC Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any Parent SEC Document has been revised or superseded by a later-filed Parent SEC Document, none of the Parent SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
     (b) The consolidated financial statements of Parent included in the Parent SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited quarterly statements, as indicated in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments, none of which has been or will be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole). Without limiting the generality of the foregoing, with respect to each Annual Report on Form 10-K and each Quarterly Report on Form 10-Q included in the Parent SEC Documents, the financial statements and other financial information included in such reports fairly present (within the meaning of the Sarbanes-Oxley Act of 2002) in all material respects the financial condition and results of operations of the Company as of, and for, the periods presented in such Parent SEC Documents.
     (c) None of Parent or any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise, whether known or unknown) required to be reflected or reserved against on a consolidated balance sheet of Parent prepared in accordance with GAAP or the notes thereto, except liabilities (i) as and to the extent reflected or reserved against on the audited balance sheet of Parent and its Subsidiaries as of December 31, 2009 (including the notes thereto) included in the Parent SEC Documents filed by Parent and publicly available prior to the date of this Agreement or (ii) incurred after December 31, 2009 in the ordinary course of business consistent with past practice that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.
          Section 4.6 Absence of Certain Changes or Events. Since December 31, 2009 there have not been any events, changes, occurrences or state of facts that, individually or in the aggregate, have had or would reasonably be expected to have a Parent Material Adverse Effect.
          Section 4.7 Brokers and Other Advisors. Except for Credit Suisse, the fees and expenses of which will be paid by Parent, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.
          Section 4.8 Reorganization Treatment. Neither Parent nor any of its Subsidiaries nor any of their Affiliates has taken or agreed to take any action that could reasonably be expected to prevent the Integrated Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. To Parent’s Knowledge, there are no agreements, plans or other circumstances that would reasonably be expected to prevent the Integrated Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

          Section 4.9 Financing. Parent has available sufficient cash, cash equivalents and access to financing in the aggregate to satisfy its obligations to permit Parent and Merger Sub to consummate the Merger, including to pay the cash portion of the Merger Consideration.
ARTICLE V
ADDITIONAL COVENANTS AND AGREEMENTS
          Section 5.1 Preparation of the Registration Statement and Proxy Statement/Prospectus; Company Shareholders Meeting.
     (a) As soon as practicable following the date of this Agreement, the Company and Parent shall prepare the Proxy Statement/Prospectus and Parent shall prepare and file with the SEC the Registration Statement, which shall include the Proxy Statement/Prospectus. If at any time prior to the Effective Time any information relating to the Company or Parent or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Registration Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the shareholders of the Company. The parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Registration Statement or for additional information and shall supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Registration Statement or the Merger.
     (b) The Company shall, as soon as practicable following the date of this Agreement, establish a record date for, duly call, give notice of, convene and hold a special meeting of its shareholders (the “Company Shareholders Meeting”) solely for the purpose of obtaining the Company Shareholder Approval, provided, however, that the Board of Directors of the Company may postpone the holding of the Company Shareholders Meeting if it determines in good faith (after considering applicable provisions of state law and after consulting with and receiving the advice of its outside counsel) that the failure to do so would be reasonably likely to constitute a breach of its fiduciary duties to the shareholders of the Company under applicable Law. Subject to Section 5.3(c), the Company shall, through its Board of Directors, recommend to its shareholders adoption of this Agreement (the “Company Board Recommendation”). The Proxy Statement/Prospectus shall include a copy of the Fairness Opinion and (subject to Section 5.3(c)) the Company Board Recommendation. Without limiting the generality of the foregoing, the Company’s obligations pursuant to the first sentence of this Section 5.1(b) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any Takeover Proposal or (ii) any Company Adverse Recommendation Change.
          Section 5.2 Conduct of Business.
     (a) Except as expressly permitted by this Agreement or as required by applicable Law, during the period from the date of this Agreement until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, (w) conduct its business in the ordinary course consistent with past practice in all material respects, (x) comply in all material respects with all applicable Laws and the requirements of all Material Contracts, (y) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key employees, in each case, to the end that its goodwill and ongoing business shall not be materially impaired at the Effective Time and (z) keep in full force and effect all material Policies, other than changes to such Policies made in the ordinary course of business. Without limiting the generality of the foregoing, except as expressly permitted by this Agreement, as required by applicable Law or as expressly consented to in writing by Parent, during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to:
     (i) (A) issue, sell, grant, dispose of, pledge or otherwise encumber any shares of its capital stock, voting securities or equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of its capital stock, voting securities or equity interests or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock, voting securities or equity interests, provided that the Company may issue shares of Company Common Stock upon the exercise of options granted under the Company Stock Plan and shares of Company Common Stock under the terms of the Company Stock Unit Plan, in each case that are outstanding on the date of this Agreement and in accordance with the terms thereof; (B) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to acquire any shares of its capital stock, voting securities or equity interests except pursuant to the Company Stock Unit Plan; (C) declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or otherwise make any payments to its shareholders in their capacity as such (other than dividends by a direct or indirect wholly owned Subsidiary of the Company to its parent); (D) split, combine, subdivide or reclassify any shares of its capital stock; or (E) amend (including by reducing an exercise price or extending a term) or waive any of its rights under, or accelerate the vesting under, any provision of the Company Stock Plan or the Company Stock Unit Plan or any agreement evidencing any outstanding stock option or other right to acquire capital stock of the Company or any restricted stock purchase agreement or any similar or related Contract;
     (ii) incur or assume any indebtedness for borrowed money or guarantee any indebtedness (or enter into a “keep well” or similar agreement) or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, other than (A) borrowings by the Company in the ordinary course of business under the Company’s existing revolving credit agreement listed on Section 3.13(a) of the Company Disclosure Schedule (as to which the Company shall keep Parent regularly informed) and guarantees of such borrowings issued by the Company’s Subsidiaries to the extent required under the terms of such credit facility, and (B) borrowings from the Company by a direct or indirect wholly owned Subsidiary of the Company in the ordinary course of business consistent with past practice;
     (iii) sell, transfer, lease, mortgage, encumber or otherwise dispose of or subject to any Lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction) any of its properties or assets (including securities of Subsidiaries) with a fair market value in excess of $250,000 individually or $500,000 in the aggregate to any Person, except (A) sales of inventory in the ordinary course of business consistent with past practice, (B) pursuant to Contracts in force at the date of this Agreement and listed on Section 5.2(a)(iii) of the Company Disclosure Schedule, correct and complete copies of which have been made available to Parent or (C) dispositions of obsolete or worthless assets;
     (iv) make any capital expenditure or expenditures which (A) involves the purchase of real property or (B) is in excess of $1,000,000 in the aggregate in any month;
     (v) directly or indirectly acquire (A) by merging or consolidating with, or by purchasing all of or a substantial equity interest in, or by any other manner, any Person or division, business or equity interest of any Person or (B) except in the ordinary course of business consistent with past practice or pursuant to a capital expenditure permitted pursuant to Subsection 5.2(a)(iv), any assets that, individually, have a purchase price in excess of $100,000 or, in the aggregate, have a purchase price in excess of $500,000;

     (vi) make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance (other than travel and similar advances to its employees in the ordinary course of business consistent with past practice) to, any Person other than a direct or indirect wholly owned Subsidiary of the Company in the ordinary course of business;
     (vii) (A) other than in the ordinary course of business consistent with past practice, enter into, terminate or amend any Material Contract or any other Contract that is material to the Company and its Subsidiaries, taken as a whole, (B) enter into or extend the term or scope of any Contract that purports to restrict the Company or any existing or future Subsidiary or Affiliate of the Company, from engaging in any line of business or in any geographic area, in each case that is material to the business of the Company and its Subsidiaries taken as a whole, (C) amend or modify the Engagement Letter, (D) enter into any Contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the Merger or (E) release any Person from, or modify or waive any provision of, any confidentiality, standstill or similar agreement;
     (viii) (A) increase in any manner, other than increases in benefits that do not violate clause (B) of this subsection, the compensation of any of its directors, officers or employees or enter into, establish, amend or terminate any employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity (or equity-based), pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with, for or in respect of, any director, officer, other employee, consultant or Affiliate or (B) amend or otherwise modify benefits under any Company Plan, except as set forth in Section 5.2(a)(viii) of the Company Disclosure Schedule grant any awards under any Company Plan (including the grant of stock options, stock appreciation rights, stock-based or stock-related awards, performance units, restricted stock units or restricted stock, or the removal of existing restrictions in any Contract or Company Plan or awards made thereunder), accelerate the payment or vesting of benefits or amounts payable or to become payable under any Company Plan as in effect on the date hereof, or terminate or establish any Company Plan, other than, in the case of clause (A) or (B), (x) as required pursuant to applicable Law or the terms of the agreements set forth on Section 5.2(a)(viii) of the Company Disclosure Schedule (correct and complete copies of which have been made available to Parent) and (y) increases in salaries, wages and benefits of employees (other than officers) made in the ordinary course of business and in amounts and in a manner consistent with past practice;

     (ix) make or change any material election concerning Taxes or Tax Returns, file any material amended Tax Return, enter into any material closing agreement with respect to Taxes, settle any material Tax claim or assessment or surrender any right to claim a refund of Taxes or obtain any Tax ruling;
     (x) make any changes in financial or tax accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP or applicable Law;
     (xi) amend the Company Charter Documents or the Subsidiary Documents; redeem the Rights, amend or terminate the Company Rights Agreement or otherwise take any action to render the Company Rights Plan inapplicable to any transaction (other than the Merger) or any Person (other than Parent and Merger Sub);
     (xii) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization;
     (xiii) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction in accordance with their terms of liabilities, claims or obligations reflected or reserved against in the most recent consolidated financial statements (or the notes thereto) of the Company included in the Filed Company SEC Documents or incurred since the date of such financial statements in the ordinary course of business consistent with past practice;
     (xiv) issue any broadly distributed communication of a general nature to employees (including general communications relating to benefits and compensation) or customers without prior approval of Parent, except for communications in the ordinary course of business that do not relate to the Merger;
     (xv) settle or compromise any litigation, proceeding or investigation material to the Company and its Subsidiaries taken as a whole (this covenant being in addition to the Company’s agreement set forth in Section 5.11 hereof);
     (xvi) other than in the ordinary course of business, consistent with past practice, agree or consent to any agreement or modification of any existing agreement with any Governmental Authority, except as required by applicable Laws; or
     (xvii) agree, in writing or otherwise, to take any of the foregoing actions, or take any action or agree, in writing or otherwise, to take any action which would (A) cause any of the representations or warranties of the Company set forth in this Agreement (1) that are qualified as to materiality or Material Adverse Effect to be untrue or (2) that are not so qualified to be untrue in any material respect or (B) in any material respect impede or delay the ability of the parties to satisfy any of the conditions to the Merger set forth in this Agreement.
Parent agrees that, during the period from the date of this Agreement until the Effective Time, except as expressly contemplated or permitted by this Agreement or as required by applicable Law, and except as may be consented to in writing by the Company, Parent shall not, and shall not permit any of its Subsidiaries to, take any action or agree, in writing or otherwise, to take any action which would (A) cause any of the representations or warranties of Parent, Merger Sub or Merger Sub 2 set forth in this Agreement (1) that are qualified as to materiality or Material Adverse Effect to be untrue or (2) that are not so qualified to be untrue in any material respect or (B) in any material respect impede or delay the ability of the parties to satisfy any of the conditions to the Merger set forth in this Agreement.
          Section 5.3 No Solicitation by the Company, Etc.
     (a) The Company shall, and shall cause its Subsidiaries and the Company’s and its Subsidiaries’ respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives (collectively, “Representatives”) to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to a Takeover Proposal, and use reasonable best efforts to obtain the return from all such Persons or cause the destruction of all copies of confidential information previously provided to such parties by the Company, its Subsidiaries or Representatives. The Company shall not, and shall cause its Subsidiaries and Representatives not to, directly or indirectly (i) solicit, initiate, cause, facilitate or encourage (including by way of furnishing information) any inquiries or proposals that constitute, or may reasonably be expected to lead to, any Takeover Proposal, (ii) participate in any discussions or negotiations with any third party regarding any Takeover Proposal, (iii) accept a Takeover Proposal or enter into any agreement related to any Takeover Proposal or (iv) enter into any agreement that would require the Company to abandon the Merger or terminate this Agreement; provided, however, that if after the date hereof the Board of Directors of the Company receives an unsolicited, bona fide written Takeover Proposal made after the date hereof in circumstances not involving a breach of this Agreement or any standstill agreement, and the Board of Directors of the Company reasonably determines in good faith (after receiving the advice of a financial advisor of national recognized reputation) that such Takeover Proposal constitutes a Superior Proposal, and such Board determines in good faith (after considering applicable provisions of state law and after consulting with and receiving the advice of outside counsel) that failure to take the actions specified in clauses (A) or (B) of this Section 5.3(a) is reasonably likely to constitute a breach by such Board of its fiduciary duties to the Company’s shareholders under applicable Law, then the Company may, at any time prior to obtaining the

Company Shareholder Approval (but in no event after obtaining the Company Shareholder Approval) and after providing Parent not less than 24 hours written notice of its intention to take such actions (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Takeover Proposal, but only after such Person enters into a customary confidentiality agreement with the Company (which confidentiality agreement must be no less favorable to the Company (i.e., no less restrictive with respect to the conduct of such Person) than the Confidentiality Agreement), provided that (1) such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with the Company and may not restrict the Company from complying with this Section 5.3, and (2) the Company delivers to Parent, concurrently with its delivery to such Person, all such non-public information delivered to such Person not previously provided to Parent, and (B) participate in discussions and negotiations with such Person regarding such Takeover Proposal. Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by the Company’s Subsidiaries or Representatives shall be deemed to be a breach of this Section 5.3 by the Company. The Company shall provide Parent with a correct and complete copy of any confidentiality agreement entered into pursuant to this paragraph within 24 hours of the execution thereof.
     (b) In addition to the other obligations of the Company set forth in this Section 5.3, the Company shall promptly advise Parent, orally and in writing, and in no event later than 24 hours after receipt, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company in respect of any Takeover Proposal, and shall, in any such notice to Parent, indicate the identity of the Person making such proposal, offer, inquiry or other contact and the terms and conditions of any proposals or offers or the nature of any inquiries or contacts (and shall include with such notice copies of any written materials received from or on behalf of such Person relating to such proposal, offer, inquiry or request), and thereafter shall promptly keep Parent fully informed of all material developments affecting the status and terms of any such proposals, offers, inquiries or requests and of the status of any discussions or negotiations.
     (c) Except as expressly permitted by this Section 5.3(c), neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the Company Board Recommendation or the approval and adoption by such Board of Directors of this Agreement and the Merger, (ii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal or (iii) cause or authorize the Company or any of its Subsidiaries to enter into, any letter of intent, agreement in principle, memorandum of understanding, merger, acquisition, purchase or joint venture agreement or other agreement related to any Takeover Proposal (other than a confidentiality agreement in accordance with Section 5.3(a)) (any action described in clauses (i), (ii) or (iii) being referred to as a “Company Adverse Recommendation Change”). Notwithstanding the foregoing, the Board of Directors of the Company may make a Company Adverse Recommendation Change, (x) following receipt of any Takeover Proposal made after the date hereof which the Board of Directors of the Company determines in good faith (after receiving the advice of a financial advisor of nationally recognized reputation and of its outside counsel) constitutes a Superior Proposal or (y) if a Parent Material Adverse Effect has occurred, and, in the case of either (x) or (y), the Board of Directors of the Company determines in good faith (after considering applicable provisions of state law and after consulting with and receiving the advice of its outside counsel) that failure to take such action would be reasonably likely to constitute a breach by the Board of Directors of the Company of its fiduciary duties to the shareholders of the Company under applicable Law; provided, however, that no Company Adverse Recommendation Change may be made (i) unless in response to a Superior Proposal and (ii) until after the third business day following Parent’s receipt of written notice (unless at the time such notice is otherwise required to be given there are less than three (3) business days prior to the Company Shareholders Meeting, in which case the Company shall provide as much notice as is reasonably practicable) from the Company (a “Company Adverse Recommendation Notice”) advising Parent that the Board of Directors of the Company intends to make such Company Adverse Recommendation Change and specifying the terms and conditions of such Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new Company Adverse Recommendation Notice and a new three (3) business day period (unless at the time such notice is otherwise required to be given there are less than three (3) business days prior to the Company Shareholders Meeting, in which case the Company shall provide as much notice as is reasonably practicable)). In determining whether to make a Company Adverse Recommendation Change in response to a Superior Proposal, the Board of Directors of the Company shall take into account any changes to the terms of this Agreement proposed by Parent (in response to a Company Adverse Recommendation Notice or otherwise) in determining whether such third party Takeover Proposal still constitutes a Superior Proposal (and the Company shall have negotiated in good faith with Parent during such three (3) business day period (to the extent Parent desires to negotiate) with respect to such changes to the terms of this Agreement proposed by Parent). The Company shall keep confidential any proposals made by Parent to revise the terms of this Agreement.
     (d) For purposes of this Agreement:
     “Takeover Proposal” means any inquiry, proposal or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than Parent and its Subsidiaries, relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of the Company and its Subsidiaries (including securities of Subsidiaries) equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (ii) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13 under the Exchange Act) of 20% or more of any class of equity securities of the Company, (iii) tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 20% or more of any class of equity securities of the Company or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries; in each case, other than the Merger.
     “Superior Proposal” means a bona fide written offer, obtained after the date hereof and not in breach of this Agreement or any standstill agreement, to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 70% of the equity securities of the Company or all or substantially all of the assets of the Company and its Subsidiaries on a consolidated basis, made by a third party, which is on terms and conditions which the Board of Directors of the Company determines in its good faith and reasonable judgment (after considering applicable provisions of state law and after consultation with outside counsel and a financial advisor of national reputation) to be more favorable to the Company’s shareholders from a financial point of view than the Merger, taking into account at the time of determination any changes to the terms of this Agreement that as of that time had been proposed by Parent in writing, and which is reasonably likely to be completed, taking into account any approval requirements and all other financial, legal, regulatory and other aspects of such proposal, and for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably determined to be available by the Board of Directors of the Company.
     (e) Nothing in this Section 5.3 shall prohibit the Board of Directors of the Company from taking and disclosing to the Company’s shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act if such Board determines in good faith, after considering applicable provisions of state law and after consultation with outside counsel, that failure to so disclose such position would constitute a violation of applicable Law; provided, however, that in no event shall the Company or its Board of Directors or any committee thereof take, or agree or resolve to take, any action prohibited by Section 5.3(c); provided, further, that any such disclosure made pursuant to this Section 5.3(e) with respect to a Takeover Proposal (other than a communication of the type contemplated by Rule 14d-9(f) of the Exchange Act) shall be deemed to be a Company Adverse Recommendation Change unless the Board of Directors of the Company expressly reaffirms its recommendation that the shareholders of the Company approve and adopt this Agreement in such communication.
          Section 5.4 Reasonable Best Efforts.
     (a) Subject to the terms and conditions of this Agreement (including Section 5.4(d)), each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the Merger, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws), and (ii) obtain all approvals, consents, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Merger. For purposes hereof, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable Foreign Antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
     (b) In furtherance and not in limitation of the foregoing, (i) each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and appropriate filings under all other applicable Antitrust Laws with respect to the Merger as promptly as practicable and in any event within thirty (30) business days after the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and any other applicable Antitrust Laws. Each party shall use its reasonable best efforts and cooperate fully with each other (i) to take, or cause to be taken, all other actions consistent with this Section 5.4 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other applicable Antitrust Laws as soon as practicable; and (ii) the Company and Parent shall each use its reasonable best efforts to (x) take all action necessary to ensure that no state takeover statute or similar Law is or becomes applicable to the Merger and (y) if any state takeover statute or similar Law becomes applicable to the Merger, take all action necessary to ensure that the Merger may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Law on the Merger.
     (c) Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Merger (including, to the extent permitted by applicable Laws relating to the exchange of information, providing copies of all such documents to the outside antitrust counsel of the other parties prior to the submission of the filing or application and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Merger, including any proceeding initiated by a private party, and (ii) keep the other party informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding the Merger. The parties shall consult with each other prior to any meetings, by telephone or in person, with any Governmental Authority regarding the transactions contemplated hereby, and shall provide each other the right to have a representative present at any such meeting to the extent appropriate or permitted by the Governmental Authority.
     (d) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.4, each of the parties hereto shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by a Governmental Authority or other Person with respect to the Merger. Notwithstanding the foregoing or any other provision of this Agreement, the Company shall not, without Parent’s prior written consent, commit to any divestiture transaction or agree to any restriction on its business, and nothing in this Section 5.4 shall (i) limit any applicable rights a party may have to terminate this Agreement pursuant to Section 7.1 so long as such party has up to then complied in all material respects with its obligations under this Section 5.4, (ii) require Parent to offer, accept or agree to (A) dispose or hold separate any part of its or the Company’s businesses, operations, assets or product lines (or a combination of Parent’s and the Company’s respective businesses, operations, assets or product lines), (B) not compete in any geographic area or line of business, and/or (C) restrict the manner in which, or whether, Parent, the Company or any of their Affiliates may carry on business in any part of the world or (iii) require any party to this Agreement to contest or otherwise resist any administrative or judicial action or proceeding, including any proceeding by a private party, challenging the Merger as violative of any Antitrust Law. Any `proposing, negotiating, committing to and effecting any divestiture, sale, disposition, hold separate, or limitation on freedom of action with regard to any aspect of the Company or its Subsidiaries shall be subject to and conditioned upon the consummation of the Merger.
          Section 5.5 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Thereafter, the Company and Parent shall consult with each other before issuing, and shall give each other reasonable opportunity to review and comment upon, any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to this Agreement or the Merger, and shall not issue or cause the publication of any such press release or other public announcement prior to such consultation, except as may be required by Law or by any applicable listing agreement with a national securities exchange as determined in the good faith judgment of the party proposing to make such release.

          Section 5.6 Access to Information; Confidentiality.
     (a) Subject to applicable Laws relating to the exchange of information, the Company shall, and shall cause each of its Subsidiaries to, afford to Parent and Parent’s Representatives reasonable access during normal business hours to all of the Company’s and its Subsidiaries’ commitments, books, Contracts, records and correspondence (in each case, whether in physical or electronic form), officers, employees, accountants, counsel, financial advisors and other Representatives and the Company shall furnish promptly to Parent (i) a copy of each report, schedule and other document filed or submitted by the Company pursuant to the requirements of Federal or state securities Laws to the extent not available to the public through the SEC’s EDGAR system (and the Company shall deliver to Parent a copy of each report, schedule and other document proposed to be filed or submitted by the Company pursuant to the requirements of Federal securities Laws not less than five (5) business days prior to such filing) and a copy of any communication (including “comment letters”) received by the Company from the SEC concerning compliance with securities Laws and (ii) all other information concerning the Company and its Subsidiaries’ businesses, properties and personnel as Parent may reasonably request. Except for disclosures permitted by the terms of the Confidentiality Agreement, dated as of April 1, 2010, between Parent and the Company (as it may be amended from time to time, the “Confidentiality Agreement”), Parent and its Representatives shall hold information received from the Company pursuant to this Section 5.6 in confidence in accordance with the terms of the Confidentiality Agreement.
     (b) Subject to the conditions in Section 5.6(a), (i) access for Parent and its Representatives shall include access to all material environmentally related audits, studies, reports, analyses and results of investigations performed with respect to the currently or previously owned, leased or operated properties of the Company or any of its Subsidiaries and (ii) Parent and its Representatives shall have the right to conduct (or cause an environmental consultant to conduct) Phase I Environmental Site Assessments and compliance audits at any real property owned, operated or leased by the Company or any of its Subsidiaries, subject to any restrictions imposed in current leases, and the Company shall cooperate in connection therewith.
     (c) No investigation, or information received, pursuant to this Section 5.6 will modify any of the representations and warranties of the parties hereto.
          Section 5.7 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such party from any Governmental Authority in connection with the Merger or from any Person alleging that the consent of such Person is or may be required in connection with the Merger, if the subject matter of such communication or the failure of such party to obtain such consent could be material to Parent or the Company, (b) any actions, suits, claims, investigations or proceedings commenced or, to such party’s Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Merger, (c) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause any representation or warranty made by such party contained in this Agreement (i) that is qualified as to materiality or Material Adverse Effect to be untrue and (ii) that is not so qualified to be untrue in any material respect, and (d) any material failure of such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.7 shall not (A) cure any breach of, or non-compliance with, any other provision of this Agreement or (B) limit the remedies available to the party receiving such notice. Any failure to give notice pursuant to this Section 5.7 shall not be deemed to constitute a violation of this Section 5.7 or the failure of any condition set forth in Article VI or otherwise constitute a breach of this Agreement, unless the underlying matter requiring notice would independently result in a failure of a condition set forth in Article VI to be satisfied.
          Section 5.8 Indemnification and Insurance.
     (a) From and after the Effective Time, Parent, the Surviving Corporation and the Surviving LLC shall indemnify the individuals who at or prior to the Effective Time were directors or officers of the Company or any its Subsidiaries or who is or was serving at the request of the Company or any of its Subsidiaries as a director or officer of, or in any other fiduciary capacity with respect to, any Company Plan or any other Person (collectively, the “Indemnitees”) with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time, to the fullest extent (i) required by the Company Charter Documents as in effect on the date of this Agreement and (ii) permitted under applicable Law. An Indemnitee shall notify Parent, the Surviving Corporation and the Surviving LLC in writing promptly upon learning of any claim, action, suit, proceeding, investigation or other matter in respect of which such indemnification may be sought. Parent, the Surviving Corporation and the Surviving LLC shall have the right, but not the obligation, to assume and control the defense of, including the investigation of, and corrective action required to be undertaken in response to, any litigation, claim or proceeding (each, a “Claim”) relating to any acts or omissions covered under this Section 5.8 with counsel reasonably selected by it (and, if Parent, the Surviving Corporation and the Surviving LLC shall have assumed such defense, they shall not be liable for the fees or expenses of any separate counsel retained by the Indemnitee); provided, however, that the Indemnitee shall be permitted to participate in the defense of such Claim at his or her own expense. Notwithstanding anything to the contrary, in no event shall Parent, the Surviving Corporation or the Surviving LLC be liable for any settlement or compromise effected without its written consent. Each of Parent, the Surviving Corporation, the Surviving LLC, and the Indemnitees shall cooperate in the defense of any Claim and shall furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

     (b) Parent shall use its reasonable best efforts to cause the individuals serving as officers and directors of the Company or any its Subsidiaries or who is or was serving at the request of the Company or any of its Subsidiaries as a director or officer, or in any other fiduciary capacity with respect to, any Company Plan or any other Person immediately prior to the Effective Time who are then covered by the directors’ and officers’ liability insurance policy currently maintained by the Company (a correct and complete copy of which has heretofore been delivered to Parent) to be covered for a period of six (6) years from the Effective Time by such policy (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous in any material respect than such policy) with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such; provided, that in no event shall Parent be required to expend per year of coverage more than 300% of the amount currently expended by the Company per year of coverage as of the date of this Agreement (the “Maximum Amount”) to maintain or procure insurance coverage pursuant hereto. If notwithstanding the use of reasonable best efforts to do so, Parent is unable to maintain or obtain the insurance called for by this paragraph, Parent shall obtain as much comparable insurance as available for the Maximum Amount. The Indemnitees may be required to make reasonable application and provide reasonable and customary representations and warranties to applicable insurance carriers for the purpose of obtaining such insurance.
     (c) The Indemnitees to whom this Section 5.8 applies shall be third party beneficiaries of this Section 5.8. The provisions of this Section 5.8 are intended to be for the benefit of each Indemnitee and his or her heirs.
          Section 5.9 NYSE Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance.
          Section 5.10 Company Stock Options
     (a) Prior to the Effective Time, the Company shall take such actions as may be necessary such that at the Effective Time each option (“Option”) to acquire Company Common Stock outstanding after the Effective Time under the Company Option Plan, whether or not then exercisable, shall be converted into and become a right with respect to Parent Common Stock. From and after the Effective Time, (i) each Option assumed by Parent may be exercised solely for Parent Common Stock, (ii) the number of shares of Parent Common Stock (rounded down to the nearest whole share) subject to each Option shall be equal to the product of (A) the number of shares of Company Common Stock previously subject to such Option and (B) the amount determined by adding (y) the Exchange Ratio and (z) the quotient obtained by dividing $24.00 by the closing price per share of Parent Common Stock on the NYSE on the trading day preceding the Closing Date, rounded up to the nearest whole cent (the “Cash Equivalent”), and (iii) the per share exercise price for each Option shall be equal to the exercise price per share for the shares of Company Common Stock previously purchasable pursuant to such Option divided by the amount obtained by adding the Exchange Ratio and the Cash Equivalent; provided, however, that in the case of any Option which is an “incentive stock option,” as defined under Section 422 of the Code, the exercise price, the number of shares purchasable pursuant to such Option and the terms and conditions of exercise of such Option shall be determined in a manner consistent with Section 424(a) of the Code and, in the case of all Options, a manner satisfying the requirements of Section 409A of the Code. The Options shall be subject to the same terms and conditions (including expiration date and exercise provisions) as were applicable to the corresponding options with respect to Company Common Stock immediately prior to the Effective Time. At or prior to the Effective Time, the Company shall make all necessary arrangements with respect to the Company Option Plans and the Options to permit the assumption of unexercised Options by Parent pursuant to this Section 5.10.
     (b) Effective as of the Effective Time, Parent shall assume each Option in accordance with the terms of the Company Option Plan and the stock option agreement by which it is evidenced. At or prior to the Effective Time, Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of all Options assumed by it in accordance with this Section 5.10. As soon as practicable after the Effective Time, Parent shall file a registration statement on Form S-3 or Form S-8 or any successor or other appropriate form with respect to the shares of Parent Common Stock subject to such Options. Parent shall use all reasonable efforts to maintain the current status of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Options remain outstanding.
          Section 5.11 Securityholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any securityholder litigation against the Company and/or its directors relating to the Merger, and no such settlement shall be agreed to without Parent’s prior written consent.
          Section 5.12 Fees and Expenses. Except as provided in Section 7.3, all fees and expenses incurred in connection with this Agreement and the Merger shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.
          Section 5.13 Rule 16b-3. Prior to the Effective Time, the Company and Parent shall take such steps as may be reasonably requested by any party hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with that certain No-Action Letter dated January 12, 1999 issued by the SEC regarding such matters.

          Section 5.14 Reorganization Matters. The parties hereto shall cooperate and use their commercially reasonable efforts in obtaining the opinion of tax counsel to Parent, for the benefit of Parent, and the tax counsel to the Company, for the benefit of the Company’s Board of Directors, and to deliver to Parent’s and the Company’s respective tax counsels a certificate containing representations reasonably requested by such counsels in connection with rendering of any opinion to be issued by such counsel dated as of the Closing Date to the effect that the Integrated Merger will qualify as a reorganization under Section 368(a) of the Code. Parent’s and the Company’s respective tax counsels shall be entitled to rely upon such representations in rendering any such opinions. None of Parent, Merger Sub, Merger Sub 2, or the Company shall take or cause to be taken any action which would cause to be untrue (or fail to take or cause to be taken any action which would cause to be untrue) any of such certificates and representations. Parent, Merger Sub, Merger Sub 2 and the Company shall, and shall cause any direct or indirect transferee of property from any of the foregoing, to agree to elect to apply the provisions of Temporary Regulations Section 1.368-IT(e)(2) as required by Notice 2010-25 and not adopt any treatment of U.S. federal income tax purposes inconsistent with such election.
          Section 5.15 Retention Pool. Parent shall establish a retention pool in an amount of approximately $7,000,000 (the “Retention Pool”) to make payments to eligible individuals set forth in Section 5.15 of the Company Disclosure Schedule who remain employees of the Surviving LLC or any Affiliate of the Surviving LLC for a period of no less than six (6) months following the Effective Time (the “Retention Period”), except that an eligible individual terminated by or caused to be terminated by the Surviving LLC or any Affiliate of the Surviving LLC without cause during the Retention Period shall be eligible to retain the initial payment and receive the subsequent payment from the Retention Pool. One half of the amounts awarded under the Retention Pool shall be paid promptly after the Effective Time and one half of the amounts awarded under the Retention Pool shall be paid at the end of the Retention Period to eligible individuals, subject to the requirement that an eligible individual who ceases to be an employee of the Surviving LLC or any Affiliate of the Surviving LLC during the Retention Period, except if terminated or caused to be terminated by the Parent without cause, shall no longer be eligible to receive the payment due at the end of the Retention Period and shall repay the Parent an amount determined by multiplying the payment that eligible individual received from the Retention Pool at the Effective Time by a fraction, the numerator of which is 182 minus the number of days the eligible employee remained an employee of the Surviving LLC or any Affiliate of the Surviving LLC and the denominator of which is 182.

ARTICLE VI
CONDITIONS PRECEDENT
          Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:
     (a) Company Shareholder Approval. The Company Shareholder Approval shall have been obtained in accordance with applicable Law and the Company Charter Documents;
     (b) Antitrust. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act and any other applicable Antitrust Law shall have been terminated or shall have expired, and all actions required by, or filings required to be made with, any Governmental Authority under any Antitrust Law that are necessary to permit the consummation of the Merger shall have been taken or made;
     (c) No Injunctions or Restraints. No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal;
     (d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.
     (e) Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.
          Section 6.2 Conditions to Obligations of Parent, Merger Sub and Merger Sub 2. The obligations of Parent, Merger Sub and Merger Sub 2 to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:
     (a) Representations and Warranties. (i) The representations and warranties of the Company contained in Sections 3.1, 3.2, 3.3(a), 3.3(b), 3.3(c)(i), the first sentence of Section 3.6, Section 3.17 and Section 3.18 shall be true in all material respects at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall have been true only as of such time), (ii) the other representations and warranties of the Company contained in this Agreement or in any certificate delivered by the Company pursuant hereto

(disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with, solely in the case of this clause (ii), only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (iii) Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect;
     (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect;
     (c) No Litigation, Etc. There shall not be any action, proceeding or litigation instituted, commenced or pending by any Governmental Authority that would or is reasonably likely to (i) restrain, enjoin, prevent, prohibit or make illegal the acquisition by Parent or Merger Sub of any shares of Company Common Stock or the consummation of the Merger, (ii) restrain, enjoin, prevent, prohibit or make illegal, or impose material limitations on, Parent’s or any of its Affiliates’ ownership or operation of all or any portion of the businesses and assets of the Company or its Subsidiaries, or, as a result of the Merger, of Parent or its Subsidiaries, (iii) as a result of the Merger, compel Parent or any of its Affiliates or to dispose of or hold separate any portion of the businesses or assets of the Company or its Subsidiaries, or of Parent or its Subsidiaries, or (iv) impose liabilities or damages on Parent, the Company or any of their respective Subsidiaries as a result of the Merger;
     (d) No Restraint. No Restraint that would reasonably be expected to result, directly or indirectly, in any of the effects referred to in Section 6.2(c) shall be in effect;
     (e) Consents. The Company shall have obtained or caused to have been obtained all consents set forth in Section 6.2(c) of the Company Disclosure Schedule; and
     (f) Opinion. Parent shall have received the opinion of K&L Gates LLP, counsel to Parent, in form and substance reasonably satisfactory to Parent, dated the Closing Date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Parent, Merger Sub, Merger Sub 2, and the Company, all of which are consistent with the state of facts existing as of the Effective Time, to the effect that (i) the Integrated Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) the Company and Parent will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code. In rendering the opinion described in this Section 6.2(d), K&L Gates LLP shall have received and may rely upon the certificates referred to in Section 5.14 hereof.
          Section 6.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:
     (a) Representations and Warranties. (i) The representations and warranties of Parent contained in Sections 4.1, 4.2, 4.3(a), 4.3(b)(i), 4.6 and 4.7 shall be true in all material respects at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall have been true only as of such time), (ii) the other representations and warranties of Parent contained in this Agreement or in any certificate delivered by Parent pursuant hereto (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with, solely in the case of this clause (ii), only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and (iii) the Company shall have received a certificate signed by an executive officer of Parent to the foregoing effect;
     (b) Performance of Obligations of Parent, Merger Sub and Merger Sub 2. Parent, Merger Sub and Merger Sub 2 shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect; and
     (c) Opinion. The Company’s Board of Directors shall have received the opinion of Foley & Lardner LLP counsel to the Company, in form and substance reasonably satisfactory to the Company, dated the Closing Date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Parent, Merger Sub, Merger Sub 2, and the Company, all of which are consistent with the state of facts existing as of the Effective Time, to the effect that (i) the Integrated Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) the Company and Parent will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code. In rendering the opinion described in this Section 6.3(c), Foley & Lardner LLP shall have received and may rely upon the certificates referred to in Section 5.14 hereof.
          Section 6.4 Frustration of Closing Conditions. None of the Company, Parent, Merger Sub or Merger Sub 2 may rely on the failure of any condition set forth in Section 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to use its reasonable best efforts to consummate the Merger, as required by and subject to Section 5.4.
ARTICLE VII
TERMINATION
          Section 7.1 Termination. This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time: (a) by the mutual written consent of the Company and Parent duly authorized by each of their respective Boards of Directors; or (b) by either of the Company or Parent: (i) if the Merger shall not have been consummated on or before the Walk-Away Date; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to a party if the failure of the Merger to have been consummated on or before the Walk-Away Date was primarily due to the failure of such party to perform any of its obligations under this Agreement; (ii) if any final, non-appealable Restraint having the effect set forth in Section 6.1(c) shall be in effect; or (iii) if the Company Shareholder Approval shall not have been obtained at the Company Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof; provided, however, that the right of the Company to terminate this Agreement under this Section 7.1(b)(iii) shall not be available to it if it has failed to comply in all material respects with its obligations under Section 5.1 or 5.3; or (c) by Parent: (i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of the Company set forth in this Agreement shall fail to be true), which breach or failure (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 6.2(a) or 6.2(b) and (B) is incapable of being cured, or is not cured by the Company, prior to the earlier of (x) the thirtieth (30th ) calendar day following receipt of written notice from Parent of such breach or failure and (y) the Walk-Away Date; (ii) if (A) a Company Adverse Recommendation Change shall have occurred, (B) the Company’s Board of Directors shall have failed to reaffirm the Company Board Recommendation within seven (7) business days after a Takeover Proposal (or a material amendment to a Takeover Proposal) shall have been made public (or any person shall have publicly announced a bone fide intention, whether or not conditioned, to make a Takeover Proposal or material amendment thereto) and receipt of any written request to so reaffirm from Parent, or (C) prior to the Company Shareholder Approval having been obtained, a willful and material breach (x) by the Company of Section 5.3 shall have occurred, or (y) by the Company of the first sentence of Section 5.1(b) shall have occurred; or (iii) if there shall have occurred any events or changes that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect; or (d) by the Company, if (i) Parent shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of Parent set forth in this Agreement shall fail to be true), which breach or failure (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 6.3(a) or 6.3(b) and (B) is incapable of being cured, or is not cured by Parent, prior to the earlier of (x) the thirtieth (30th) calendar day following receipt of written notice from the Company of such breach or failure and (y) the Walk-Away Date; or (ii) at any time prior to the receipt of the Company Shareholder Approval, if the Company is simultaneously entering into a definitive agreement to effect a Superior Proposal; provided, that in order for the termination of this Agreement pursuant to this Section 7.1(d)(ii) to be effective, (x) the Company and its Board of Directors shall have complied with the procedures and obligations set forth in Section 5.3(c) with respect to such Superior Proposal and (y) the Company shall have paid the Termination Fee in accordance with Section 7.3.
          Section 7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than the provisions of the first sentence of Section 3.18, the last sentence of Section 5.6(a), Section 5.13 and this Article VII, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub, Merger Sub 2, or the Company or their respective directors, officers and Affiliates, except (a) the Company may have liability as provided in Section 7.3, and (b) nothing shall relieve any party from liability for fraud or any willful breach of this Agreement.
          Section 7.3 Termination Fee.
     (a) In the event that:
     (i) (A) a Takeover Proposal shall have been made known to the Company or shall have been made directly to its shareholders generally or any Person shall have publicly announced an intention (whether or not conditional or withdrawn) to make a Takeover Proposal and thereafter, (B) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii), and (C) the Company enters into a definitive agreement with respect to or consummates a transaction contemplated by such Takeover Proposal or any other Takeover Proposal within twelve (12) months of the date this Agreement is terminated;
     (ii) this Agreement is terminated by Parent pursuant to Section 7.1(c)(i) and the Company’s breach or failure triggering such termination shall have been a material and willful breach of, or failure to comply with, the Company’s obligations under Section 5.1 or 5.3;
     (iii) (A) a Takeover Proposal shall have been made known to the Company or shall have been made directly to its shareholders generally or any Person shall have publicly announced an intention (whether or not conditional or withdrawn) to make a Takeover Proposal and thereafter, (B) this Agreement is terminated by Parent pursuant to Section 7.1(c)(i) in circumstances not covered by Section 7.3(a)(ii), and the Company’s breach or failure triggering such termination shall have been willful, and (C) the Company enters into a definitive agreement with respect to, or consummates, a transaction contemplated by such Takeover Proposal or any other Takeover Proposal within twelve (12) months of the date this Agreement is terminated;
     (iv) this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii); or
     (v) this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii);
then in any such event under clause (i), (ii), (iii), (iv) or (v) of this Section 7.3(a), the Company shall pay to Parent a termination fee of thirty-one million dollars ($31,000,000) in cash (the “Termination Fee”).
     (b) Any payment required to be made pursuant to Sections 7.3(a)(i) or 7.3(a)(iii) shall be made to Parent promptly following the earlier of the execution of a definitive agreement with respect to, or the consummation of, any transaction contemplated by a Takeover Proposal (and in any event not later than two (2) business days after delivery to the Company of notice of demand for payment); any payment required to be made pursuant to Section 7.3(a)(iv) shall be made to Parent promptly following termination of this Agreement by Parent pursuant to Section 7.1(c)(ii) (and in any event not later than two (2) business days after delivery to the Company of notice of demand for payment); any payment required to be made pursuant to Section 7.3(a)(ii) shall be made to Parent promptly following termination of this Agreement by Parent pursuant to Section 7.1(c)(i) in the circumstances described in Section 7.3(a)(ii) (and in any event not later than two (2) business days after delivery to the Company of notice of demand for payment). All such payments shall be made by wire transfer of immediately available funds to an account to be designated by Parent’ and any payment required to be made pursuant to Section 7.3(a)(v) shall be made to Parent prior to, and as a condition precedent to the effectiveness of, such termination by the Company.
     (c) In the event that the Company shall fail to pay the Termination Fee required pursuant to this Section 7.3 when due, such fee shall accrue interest for the period commencing on the date such fee became past due, at a rate equal to the rate of interest publicly announced by PNC Bank in the City of Pittsburgh from time to time during such period, as such bank’s Prime Lending Rate plus 5%. In addition, if the Company shall fail to pay such fee when due, the Company shall also pay to Parent all of Parent’s costs and expenses (including attorneys’ fees) in connection with efforts to collect such fee. The Company acknowledges that the Termination Fee and the other provisions of this Section 7.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent would not enter into this Agreement. The parties acknowledge and agree that in the event of a breach of this Agreement, the payment of the Termination Fee shall not constitute the exclusive remedy available to Parent, and that Parent shall be entitled to the remedies set forth in Section 8.8, including injunction and specific performance, and all additional and other remedies available at law or in equity to which Parent may be entitled; provided, however, that, in the event that the Termination Fee becomes payable and is paid by the Company pursuant to this Section 7.3, the Termination Fee shall be Parent’s, Merger Sub’s and Merger Sub 2’s sole and exclusive remedy under this Agreement.
     (d) Notwithstanding anything to the contrary contained herein, the Company shall be obligated, subject to the terms of this Section 7.3, to pay only one Termination Fee.
ARTICLE VIII
MISCELLANEOUS
          Section 8.1 No Survival, Etc. Except as otherwise provided in this Agreement, the representations, warranties and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any Person controlling any such party or any of their officers, directors or representatives, whether prior to or after the execution of this Agreement, and no information provided or made available shall be deemed to be disclosed in this Agreement or in the Company Disclosure Schedule, except to the extent actually set forth herein or therein. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or, except as otherwise provided in Section 7.2, upon the termination of this Agreement pursuant to Section 7.1, as the case may be, except that certain of the agreements set forth in Article II and Article V and any other agreement in this Agreement which contemplates performance after the Effective Time shall survive the Effective Time indefinitely and those set forth in Sections 5.12, 7.2 and 7.3 and this Article VIII shall survive termination indefinitely. The Confidentiality Agreement shall (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the Effective Time.
          Section 8.2 Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Shareholder Approval, by written agreement of the parties hereto, by action taken by their respective Boards of Directors; provided, however, that following approval of the Merger by the shareholders of the Company, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the shareholders of the Company without such approval.
          Section 8.3 Extension of Time, Waiver, Etc. At any time prior to the Effective Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the Company, Parent, Merger Sub or Merger Sub 2 in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.
          Section 8.4 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties, except that Merger Sub or Merger Sub 2 may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any direct, wholly owned Subsidiary of Parent, but no such assignment shall relieve Merger Sub or Merger Sub 2 of any of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.4 shall be null and void.
          Section 8.5 Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.
          Section 8.6 Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Company Disclosure Schedule and the Confidentiality Agreement (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof and (b) except for the provisions of Section 5.8, are not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.
          Section 8.7 Governing Law; Jurisdiction; Waiver of Jury Trial.
     (a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within that State, without regard to any applicable conflicts of laws principles, except to the extent that the application of the WBCL or federal securities laws is mandatory.
     (b) All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware or any federal court sitting in the State of Delaware, the parties hereto hereby irrevocably submit to the exclusive jurisdiction of such courts (and, in the case of appeals, appropriate appellate courts therefrom) in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.
     (c) Each of the parties hereto hereby irrevocably waives any and all rights to trial by jury in any legal proceeding arising out of or related to this Agreement.
          Section 8.8 Specific Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chancery Court of the State of Delaware or any federal court sitting in the State of Delaware, without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity.
          Section 8.9 Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:
If to Parent, Merger Sub or Merger Sub 2, to:
Allegheny Technologies Incorporated
1000 Six PPG Place
Pittsburgh, Pennsylvania 15222-5479
Attention: Jon D. Walton, Executive Vice President,
   Human Resources, Chief Legal and Compliance Officer
Facsimile: (412) 394-2837

with a copy (which shall not constitute notice) to:
K&L Gates LLP
K&L Gates Center
210 Sixth Avenue
Pittsburgh, Pennsylvania 15222-2613
Attention: Ronald D. West
Facsimile: (412) 355-6501
If to the Company, to:
Ladish Co., Inc.
P. O. Box 8902
Cudahy, Wisconsin 53110-8902
Attention: Wayne E. Larsen, Vice President Law/
   Finance and Secretary
Facsimile: (414) 747-2602
with a copy (which shall not constitute notice) to:
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5306
Attention: John M. Olson
Facsimile: (414) 297-4900
or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 P.M. Eastern Time and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.
          Section 8.10 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.
          Section 8.11 Definitions.
     (a) As used in this Agreement, the following terms have the meanings ascribed thereto below:

          “Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.
          “business day” means a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York are authorized or required by Law to be closed.
          “GAAP” means generally accepted accounting principles in the United States.
          “Governmental Authority” means any government, court, regulatory or administrative agency, commission or authority or other governmental instrumentality, federal, state or local, domestic, foreign or multinational.
          “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
          “Knowledge” of any Person that is not an individual means, with respect to any matter in question, the actual knowledge of such Person’s officers and the knowledge that each such officer would have obtained in the prudent discharge of his or her ordinary job responsibilities.
          “Parent Common Stock” means the common stock, par value $.10 per share, of Parent.
          “Permitted Liens” means (i) any Liens for Taxes not yet due or which are being contested in good faith by appropriate proceedings, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (iv) easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business that, in the aggregate, are not material in amount and that do not, in any case, materially detract from the value of the property subject thereto, (v) statutory landlords’ Liens and Liens granted to landlords under any lease and any other statutory Liens securing payments not yet due, (vi) any purchase money security interests, (vii) security interests, mortgages and pledges that are disclosed in the Filed Company SEC Documents, and (viii) such other imperfections or irregularities of title or other Liens that, individually or in the aggregate, do not and would not reasonably be expected to materially affect the use of the properties or assets subject thereto or otherwise materially impair business operations as presently conducted or as currently proposed by the Company’s management to be conducted.

          “Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.
          “Subsidiary” when used with respect to any party, means any corporation, limited liability company, partnership, association, trust or other entity the accounts of which would be consolidated with those of such party in such party’s consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party.
          “Treasury Regulations” means the United States Treasury regulations promulgated under the Code.
          “Walk-Away Date” means June 30, 2011.
     The following terms are defined on the page of this Agreement set forth after such term below:

Agreement	1
Antitrust Laws	44
Balance Sheet Date	15
Bankruptcy and Equity Exception	12
Certificate	4
Claim	47
Closing	2
Closing Date	2
Code	1
Company	1
Company Adverse Recommendation Change	41
Company Adverse Recommendation Notice	42
Company Board Recommendation	35
Company Charter Documents	10
Company Collective Bargaining Agreement	22
Company Common Stock	4
Company Contracts	26
Company Disclosure Schedule	9
Company Financial Advisor	29
Company Intellectual Property	27
Company Material Adverse Effect	9
Company Option Plan	8
Company Plans	21
Company Rights Agreement	11
Company SEC Documents	13
Company Stock Unit Plan	10
Company Stockholder Approval	13
Company Stockholders Meeting	35
Company Technology	27
Computer Systems	29
Confidentiality Agreement	46
Contract	12
Copyrights	27
Effective Time	2
Engagement Letter	30
Environmental Laws	24
Environmental Liabilities	24
ERISA	21
Exchange Act	13
Exchange Agent	5
Exchange Fund	5
Exchange Ratio	4
Fairness Opinion	29
Filed Company SEC Documents	15
First Articles of Merger	2

Foreign Antitrust Laws	13
Hazardous Materials	24
Indemnitees	47
Integrated Merger	1
Intellectual Property Rights	27
Joint Venture Documents	10
Laws	16
Liens	10
Marks	27
Material Adverse Effect	9
Material Contract	25
Maximum Amount	48
Merger	1
Merger Consideration	4
Merger Sub	1
Merger Sub 2	1
Multiemployer Plan	21
Nasdaq	13
NYSE	7
Option	48
Parent	1
Parent Material Adverse Effect	31
Parent Preferred Stock	31
Parent Rights Agreement	31
Parent SEC Documents	33
Patents	27
Permits	17
Policies	29
Proxy Statement/Prospectus	13
Registration Statement	13
Release	24
Representatives	40
Restraints	51
Retention Period	50
Retention Pool	50
Rights	11
SEC	13
Second Articles of Merger	2
Second Merger	1
Securities Act	10
Software	27
Subsidiary Documents	10
Superior Proposal	43
Surviving Corporation	1
Surviving LLC	2
Takeover Proposal	42
Tax Returns	20
Taxes	20
Technology	27
Termination Fee	56
Trade Secrets	27
WARN	23
WBCL	1

     Section 8.12 Interpretation.
     (a) When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.
     (b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
[signature page follows]

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above set forth.

ALLEGHENY TECHNOLOGIES INCORPORATED
By:	/s/ L. Patrick Hassey
	Name:	L. Patrick Hassey
	Title:	Chairman & CEO

LPAD CO.
By:	/s/ L. Patrick Hassey
	Name:	L. Patrick Hassey
	Title:	Chairman & CEO

PADL LLC
By:	/s/ L. Patrick Hassey
	Name:	L. Patrick Hassey
	Title:	Chairman & CEO

LADISH CO., INC.
By:	/s/ Gary J. Vroman
	Name:	Gary J. Vroman
	Title:	President & CEO

65